SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 31, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Third Quarter 2006 Financial Report, which appears immediately following this page.

Financial Reporting

Third Quarter 2006 Report
31 October 2006

UBS Financial Highlights

UBS income statement
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Net profit attributable to UBS shareholders	2,199	3,147	2,770	(30)	(21)	8,850	7,542

Diluted earnings per share (CHF) [1]	1.07	1.51	1.32	(29)	(19)	4.28	3.57

Basic earnings per share (CHF) [1]	1.11	1.58	1.38	(30)	(20)	4.47	3.72

Return on equity attributable to UBS shareholders (%) [2]						27.4	29.0

Performance indicators from continuing operations

Diluted earnings per share (CHF) [1]	1.07	1.48	1.23	(28)	(13)	4.04	3.37

Return on equity attributable to UBS shareholders (%) [3]						25.8	27.4

Financial Businesses [4]

Operating income	10,462	12,057	10,403	(13)	1	34,899	29,303

Operating expenses	7,715	8,017	7,146	(4)	8	24,137	20,287

Net profit attributable to UBS shareholders	2,118	3,032	2,642	(30)	(20)	8,198	7,180

Net profit attributable to UBS shareholders from continuing operations	2,114	3,032	2,528	(30)	(16)	8,194	6,845

Cost / income ratio (%) [5]	73.8	66.7	68.9			69.4	69.8

Net new money (CHF billion) [6]	41.9	36.3	51.2			126.2	117.4

Personnel (full-time equivalents)	75,593	71,882	70,502	5	7

UBS balance sheet & capital management

Balance sheet key figures

Total assets	2,299,326	2,176,675	2,125,162	6	8

Equity attributable to UBS shareholders	48,403	45,465	39,019	6	24

Market capitalization	156,615	140,729	116,732	11	34

BIS capital ratios

Tier 1 (%) [7]	12.3	12.2	11.3

Total BIS (%)	15.2	14.3	12.5

Risk-weighted assets	331,697	315,924	316,586	5	5

Invested assets (CHF billion)	2,879	2,657	2,666	8	8

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit attributable to UBS shareholders year to date (annualized) / average equity attributable to UBS shareholders less distributions (estimated as applicable).  3 Net profit attributable to UBS shareholders from continuing operations year to date (annualized) / average equity attributable to UBS shareholders less distributions (estimated as applicable).  4 Excludes results from industrial holdings.  5 Operating expenses / operating income less credit loss expense or recovery.  6 Excludes interest and dividend income.  7 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section.

All share and earnings per share figures in this report, unless otherwise indicated, reflect the 2-for-1 share split made on 10 July 2006.

Third Quarter 2006 Report
31 October 2006

Financial Calendar

Publication of Fourth Quarter 2006 results	Tuesday, 13 February 2007

Annual General Meeting	Wednesday, 18 April 2007

Publication of First Quarter 2007 results	Thursday, 3 May 2007

Publication of Second Quarter 2007 results	Tuesday, 14 August 2007

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Investor Relations

Hotline: +41 44 234 4100	email: sh-investorrelations@ubs.com	Internet: www.ubs.com/investors

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email: sh-relations@melloninvestor.com

Media Relations

Hotline: +41 44 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive Third Quarter 2006 Report

An interactive version of this report can be viewed online in the Third Quarter 2006 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at:
www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Third Quarter 2006 Report
31 October 2006

Letter to shareholders

Dear shareholders,

In our last letter, we said that our business might revert to a more typical seasonal pattern – a strong start to the year, followed by a softening of performance in second half. And, in fact, financial markets in third quarter were significantly quieter than in the same period in 2005, when we did not experience the usual summer slowdown in trading volumes. The effects of the May and June market correction continued to be felt through lower institutional and private client trading volumes in the first part of the quarter. Sentiment only improved towards the end of summer, particularly in September, and we therefore were not able to match the results achieved earlier in the year.

Including industrial holdings, net profit from continuing operations attributable to you, our shareholders, in third quarter 2006 was CHF 2,195 million. Diluted earnings per share were CHF 1.07, down 13% from a year earlier. Annualized return on equity, at 25.8%, was well above our over-the-cycle target of 20%, but down from 27.4% in 2005.
Our financial businesses contributed CHF 2,114 million to attributable profit. This is 30% lower than second quarter 2006 and 16% below the third quarter 2005 result. Operating income fell 13% from second quarter 2006, in the context of weaker markets and in the absence of disposal gains, which benefited results in second quarter. Compared to third quarter a year earlier, income was up 1%. Weaker revenues from trading activities, mainly in the equities and rates businesses in the Investment Bank, were offset by improvements in other areas, such as fee and commission income. Net income from interest margin products rose on higher margin lending volumes in the wealth management businesses and the continued growth of our Swiss mortgage business, as well as wider spreads on client deposits.
Net fee and commission income rose in third quarter from a year earlier to reach 58% of overall operating income. The Investment Bank generated strong revenues in the advisory and debt underwriting businesses. Debt capital markets recovered significantly from a year earlier. The mergers and acquisitions environment was vigorous.
Notable transactions included advising the world’s leading iron ore miner, Companhia Vale do Rio Doce (CVRD), on its acquisition of Canadian-based nickel company Inco. In leveraged finance, where we were less strong in the past, we participated in a number of major capital market transactions, including the offering for Anadarko Petroleum in its acquisition of Kerr-McGee Corporation and Western Gas, and Blackstone’s acquisition of Travelport.

Asset-based fees rose compared with a year earlier in the wealth and asset management businesses, reflecting higher market valuations and sustained asset gathering. Across UBS, inflows of net new money were still a very strong CHF 41.9 billion, but weaker than the third quarter 2005 record of CHF 51.2 billion. The inflow of net new money in the first nine months of 2006 totaled CHF 126.2 billion, equivalent to 5% of the underlying asset base at year-end 2005 – a clear indicator of the continued trust clients place in our service capabilities and investment advice. In third quarter 2006, the wealth management units achieved inflows of CHF 26.8 billion, driven primarily by healthy contributions from Asian and American clients. In Global Asset Management, net new money, excluding money market flows, was CHF 6.7 billion. Inflows were seen in alternative and quantitative investments, fixed income, real estate, and multi-asset mandates.

Invested assets were at a record CHF 2,879 billion at the end of third quarter.

This quarter’s cost rise is noticeable. Operating expenses were up 8% from third quarter a year ago. This led our cost / income ratio to deteriorate to 73.8%, a level not seen in the last two years. A significant driver behind this development was the addition of over 5,000 people to our business. We hired in areas where we see long-term growth potential, in either new businesses or where we expect volumes to expand in existing business lines. Personnel numbers rose in our wealth management businesses worldwide – where we employed client advisors and support staff to serve the booming economies of Asia Pacific and strongly expanding markets in Germany and Italy. In the US, personnel numbers were boosted by the first-time inclusion of Piper Jaffray from August 2006. Growth initiatives in our Investment Bank required the recruitment of personnel in fixed income and investment banking, as well as increased staff numbers in support and control functions. Higher staff levels led to rising salary expenses, which were partly offset by a reduction in accruals for performance-related compensation.

General and administrative expenses rose compared to a year earlier. In third quarter 2006, we recorded a provision of CHF 141 million related to a long-term lease on an office building in New Jersey. The main reason for the increase in costs, however, is the expansion of our business in the last year and investments in support of further growth. In the Investment Bank, our infrastructure is crucial to support current revenue generation and enable quick and effective responses to new business opportunities. Costs for IT and outsourcing rose, as we continued to build capacity, increase efficiency, and, at the same time, reduce the complexity of our IT architecture.

This represents a considerable investment, which, over the long term, will allow us to scale our platform and reduce unit costs. Professional fees rose in third quarter 2006 from a year earlier as, among other reasons, we finalized the set-up of Dillon Read Capital Management (DRCM), while general marketing and public relations costs increased on further investments in our brand.

Investment spending requires focus and discipline. While costs such as travel and entertainment, telecommunications and administration rose on the expansion of the business, we will continue to monitor – closely – all types of expenses that do not directly support revenues. We also meticulously track the progress of our strategic initiatives, some of which are already showing tangible results. Our commodities business, which we started expanding a year ago, has begun to record handsome levels of revenue. DRCM, our new alternative investment management business, is making progress. Completion of our announced acquisitions remains on track. The Piper Jaffray branch network transaction closed on 11

August. The purchase of ABN AMRO’s global futures and options business closed on 30 September, while the McDonald Investments branch network is expected to close in first quarter 2007 and the Banco Pactual transaction is seen closing around the turn of the year.

Our strategy is geared for the long term and we have shown, as with our European wealth management business and US investment banking expansion drives, that revenues will materialize – even if it takes time. Those that require considerable infrastructure, such as the expansion of our local fixed income business in emerging markets, the dedication to talent development and the penetration of the Asia Pacific wealth management market, are broad, extensive commitments that do not allow for shortcuts. We are certain of the fundamental strategy behind these initiatives and will continue to pursue them while, as a matter of course, updating you regularly on their progress. In this vein, this quarter’s report includes feature articles on our commodities business, DRCM and the creation of a regional training center for wealth management employees in Singapore.
(Continued on next page)

Third Quarter 2006 Report
31 October 2006

Outlook – A discernible pick-up in market activity in September has carried over into a good start to the fourth quarter. Equity indices have climbed to new records. Short-term expectations for economic growth are positive, industry deal pipelines and investor confidence intact. Our competitive strength will allow us to capture revenue opportunities around the world while we continue to execute our strategy and invest in our areas of focus.

Developments in the world’s financial markets – which remain an important driver in many of our businesses – are never fully predictable. Thanks to the strong performance in the first half of 2006 and the resilience of our revenues through a difficult summer, results for the first nine months are significantly stronger than in the same period a year ago. At this point, it looks as though we will remember 2006 as another record year for UBS – in terms of both financial results and strategic progress.

31 October 2006

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS

UBS Results
31 October 2006

UBS Results

Results

UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 2,199 million in third quarter 2006, down from CHF 2,770 million in the same period a year earlier. Attributable profit from continuing operations was CHF 2,195 million. Financial businesses contributed CHF 2,114 million to third quarter attributable profit. Industrial holdings, now comprising only the private equity portfolio of UBS, contributed CHF 81 million to attributable profit, all from continuing operations.

Initiatives and achievements

Wuffli is chosen “European Banker of the Year 2005”

Peter Wuffli has been honored as the “European Banker of the Year 2005” by “The Group of 20 + 1,” an association of leading international business and financial journalists based in Frankfurt, Germany. On accepting the prize in September, Wuffli expressed his gratitude, citing that the award really pays tribute not to any one individual, but to the performance of the whole firm. “It takes many people – in the case of UBS, well over 70,000 – to make a successful firm,” said Wuffli.

UBS Performance Indicators

	Year to date
	30.9.06	30.6.06	30.9.05

RoE (%) [1]

as reported	27.4	31.4	29.0

from continuing operations	25.8	29.0	27.4

	Quarter ended			Year to date
	30.9.06	30.6.06	30.9.05	30.9.06	30.9.05

Diluted EPS (CHF) [2]

as reported	1.07	1.51	1.32	4.28	3.57

from continuing operations	1.07	1.48	1.23	4.04	3.37

Cost / income ratio of the financial businesses (%) [3,4]	73.8	66.7	68.9	69.4	69.8

Net new money, financial businesses (CHF billion) [5]	41.9	36.3	51.2	126.2	117.4

1 Net profit attributable to UBS shareholders (annualized) / average equity attributable to UBS shareholders less distributions (estimated as applicable).  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Excludes interest and dividend income.

UBS Results
31 October 2006

Performance indicators

We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to our shareholders. All are calculated based on results from continuing operations. The first two, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost / income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators in third quarter 2006 show:
–	annualized return on equity was 25.8% in the first nine months of 2006, down from 27.4% in the same period a year earlier, but well above our target of 20% minimum over the cycle. The decrease was driven by the growth in the average equity base, only partially offset by higher annualized profit.
–	diluted earnings per share of CHF 1.07, down 13% or CHF 0.16 from CHF 1.23 in the same quarter a year earlier, reflecting the decrease in net profit, partly offset by a 2% reduction in the average number of shares outstanding following continued share buybacks.
–	a cost / income ratio in our financial businesses of 73.8%, up from 68.9% in the same quarter last year. Revenues remained practically flat, while costs rose, mainly on higher general and administrative expenses related to the expansion of our business and investment in support of further growth. Costs were also up on higher salary expenses. We have added over 5,000 employees in the last year in areas where we see long-term strategic opportunities.
–	net new money of CHF 41.9 billion, down from a record high of CHF 51.2 billion a year earlier. Inflows remained strong worldwide. The wealth management units recorded inflows of CHF 26.8 billion this quarter, down from CHF 31.1 billion in third quarter 2005. Inflows in the international and Swiss wealth management business rose to CHF 23.4 billion, driven by inflows from Asia and the Americas. Within this, net new money in European Wealth Management was CHF 2.7 billion in third quarter 2006, down from CHF 5.6 billion in third quarter 2005, as asset gathering slowed in July and August. Strong inflows in Italy and the UK were partly offset by small outflows in other European markets. Inflows into our domestic wealth management business in the US were CHF 3.4 billion in third quarter, down sharply from the record of CHF 9.9 billion a year earlier, but up from CHF 0.7 billion in second quarter. Global Asset Management inflows fell to CHF 15.5 billion, down from the strong CHF 19.9 billion result a year earlier. Of the total, CHF 8.8 billion was into money market funds, which tend to experience larger quarterly swings than other asset classes. The Swiss retail banking business recorded net new money outflows of CHF 0.4 billion. Overall, UBS net new money in the first nine months of 2006 was at a record CHF 126.2 billion.

Net new money[1]
	Quarter ended			Year to date
CHF billion	30.9.06	30.6.06	30.9.05	30.9.06	30.9.05

Wealth Management International & Switzerland	23.4	30.5	21.2	78.6	55.0

Wealth Management US	3.4	0.7	9.9	13.0	20.4

Business Banking Switzerland	(0.4)	1.5	(0.2)	2.9	2.8

Global Wealth Management & Business Banking	26.4	32.7	30.9	94.5	78.2

Institutional	12.6	4.9	9.2	24.6	17.0

Wholesale Intermediary	2.9	(1.3)	10.7	7.1	21.6

Global Asset Management	15.5	3.6	19.9	31.7	38.6

UBS excluding Private Banks & GAM	41.9	36.3	50.8	126.2	116.8

Corporate Center

Private Banks & GAM [2]			0.4		0.6

UBS	41.9	36.3	51.2	126.2	117.4

1 Excludes interest and dividend income.  2 Private Banks & GAM was sold on 2 December 2005.

Invested assets
	As at			% change from
CHF billion	30.9.06	30.6.06	30.9.05	30.6.06	30.9.05

Wealth Management International & Switzerland	1,086	1,017	944	7	15

Wealth Management US	811	714	728	14	11

Business Banking Switzerland	159	155	150	3	6

Global Wealth Management & Business Banking	2,056	1,886	1,822	9	13

Institutional	484	451	425	7	14

Wholesale Intermediary	339	320	312	6	9

Global Asset Management	823	771	737	7	12

UBS excluding Private Banks & GAM	2,879	2,657	2,559	8	13

Corporate Center

Private Banks & GAM [1]			107		(100)

UBS	2,879	2,657	2,666	8	8

1 Private Banks & GAM was sold on 2 December 2005.

Financial Businesses

Financial Businesses
31 October 2006

Financial Businesses Results

Income statement[1]
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Continuing operations

Interest income	22,611	21,339	15,528	6	46	62,996	43,600

Interest expense	(20,773)	(20,031)	(13,081)	4	59	(58,000)	(36,282)

Net interest income	1,838	1,308	2,447	41	(25)	4,996	7,318

Credit loss (expense) / recovery	14	38	37	(63)	(62)	135	243

Net interest income after credit loss expense	1,852	1,346	2,484	38	(25)	5,131	7,561

Net fee and commission income	6,095	6,422	5,462	(5)	12	18,746	15,489

Net trading income	2,423	3,793	2,260	(36)	7	9,917	5,745

Other income	92	496	197	(81)	(53)	1,105	508

Total operating income	10,462	12,057	10,403	(13)	1	34,899	29,303

Cash components	4,814	5,344	4,789	(10)	1	15,844	13,567

Share-based components [2]	523	593	416	(12)	26	1,630	1,222

Total personnel expenses	5,337	5,937	5,205	(10)	3	17,474	14,789

General and administrative expenses	2,036	1,754	1,609	16	27	5,694	4,489

Services (to) / from other business units	(3)	(2)	(4)	(50)	25	(8)	(11)

Depreciation of property and equipment	315	296	303	6	4	881	926

Amortization of intangible assets	30	32	33	(6)	(9)	96	94

Total operating expenses	7,715	8,017	7,146	(4)	8	24,137	20,287

Operating profit from continuing operations before tax	2,747	4,040	3,257	(32)	(16)	10,762	9,016

Tax expense	529	911	630	(42)	(16)	2,282	1,832

Net profit from continuing operations	2,218	3,129	2,627	(29)	(16)	8,480	7,184

Discontinued operations

Profit from discontinued operations before tax	4	0	145		(97)	4	411

Tax expense	0	0	31		(100)	0	76

Net profit from discontinued operations	4	0	114		(96)	4	335

Net profit	2,222	3,129	2,741	(29)	(19)	8,484	7,519

Net profit attributable to minority interests	104	97	99	7	5	286	339

from continuing operations	104	97	99	7	5	286	339

from discontinued operations	0	0	0			0	0

Net profit attributable to UBS shareholders	2,118	3,032	2,642	(30)	(20)	8,198	7,180

from continuing operations	2,114	3,032	2,528	(30)	(16)	8,194	6,845

from discontinued operations	4	0	114		(96)	4	335

Additional information

Personnel (full-time equivalents)	75,593	71,882	70,502	5	7

1 Excludes results from industrial holdings.  2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Results

Net profit attributable to UBS shareholders from continuing operations in third quarter 2006 was CHF 2,114 million, down 30% from the strong second quarter 2006 result and 16% lower than the same period a year earlier.

Weaker income from trading activities, reflecting slower financial markets, was offset by improvements in other areas. Net fee and commission income, which comprised 58% of overall operating income in third quarter, rose from the same period a year earlier. Asset-based fees increased in both wealth and asset management, reflecting strong net new money inflows and higher market levels. The Investment Bank generated strong revenues in its advisory and debt underwriting businesses. Net income from interest margin products rose, due to wider spreads on Swiss franc, euro and US dollar deposits and growing margin lending volumes in the wealth management businesses.

Personnel expenses in third quarter were up on higher salary costs, reflecting increased personnel levels, partly offset by lower bonus accruals. General and administrative expenses increased compared to the same period a year earlier. This was partly driven by investment in our infrastructure, in particular in the Investment Bank in support of current and future business growth as well as for strategic initiatives. Provisions rose, mainly due to the one made for the long-term lease on an office building in New Jersey. Overall performance benefited from another quarter of credit loss recoveries, albeit at a declining rate.

Operating income

Total operating income was CHF 10,462 million in third quarter 2006, up 1% on the same quarter a year earlier.
Net interest income was CHF 1,838 million in third quarter 2006, down 25% from CHF 2,447 million a year earlier. Net trading income was CHF 2,423 million this quarter, up 7% or CHF 163 million from CHF 2,260 million in third quarter 2005.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
At CHF 1,453 million, net income from interest margin products in third quarter 2006 was 8% higher than

CHF 1,349 million a year earlier. The improvement reflected an increase in spreads for US dollar, euro and Swiss franc deposits and the growth in the wealth management margin lending business. Our domestic Swiss mortgage business also grew, despite stiff competition and tight margins.
Net income from trading activities, at CHF 2,675 million in third quarter 2006, was down 15% or CHF 485 million from CHF 3,160 million a year ago. At CHF 897 million, equities trading income in third quarter 2006 declined 25% from CHF 1,191 million in the same period a year earlier. While in 2005, the third quarter was exceptionally buoyant, the markets in third quarter this year were relatively quiet, although a significant up swing was seen in its closing weeks. Cash equities revenues decreased, partly due to increased facilitation requirements by clients in the US and Europe. Derivatives trading was down due to fewer business opportunities in Asia. Proprietary trading revenues fell compared with the same quarter last year. Prime brokerage services continued to grow and further expand their client base. Fixed income trading revenues, at CHF 1,297 million in third quarter 2006, decreased by 15% from CHF 1,526 million a year ago, reflecting a fall in derivatives trading in the

Net interest and trading income
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Net interest income	1,838	1,308	2,447	41	(25)	4,996	7,318

Net trading income	2,423	3,793	2,260	(36)	7	9,917	5,745

Total net interest and trading income	4,261	5,101	4,707	(16)	(9)	14,913	13,063

Breakdown by business activity

Equities	897	927	1,191	(3)	(25)	3,290	2,844

Fixed income	1,297	1,919	1,526	(32)	(15)	5,045	4,501

Foreign exchange	369	424	372	(13)	(1)	1,284	1,049

Other	112	107	71	5	58	318	215

Net income from trading activities	2,675	3,377	3,160	(21)	(15)	9,937	8,609

Net income from interest margin products	1,453	1,455	1,349	0	8	4,304	3,958

Net income from treasury and other activities	133	269	198	(51)	(33)	672	496

Total net interest and trading income	4,261	5,101	4,707	(16)	(9)	14,913	13,063

Financial Businesses
31 October 2006

US and Europe, partly offset by resilient client-driven revenues in our rates business, and higher revenues in mortgage-backed securities and energy trading. Our credit business saw a year-on-year increase due to solid results in the area of leveraged finance and structured credit. We recorded a loss of CHF 61 million relating to credit default swaps (CDSs) hedging our loan exposures, compared to a loss of CHF 50 million in third quarter 2005. Municipal securities revenues were down compared with a year earlier. The business activities managed by DRCM on behalf of the Investment Bank recorded lower revenues on weaker trading performance. Foreign exchange trading revenues were essentially flat at CHF 369 million in third quarter 2006 compared with CHF 372 million in the same quarter a year ago. Income rose in metals trading.

At CHF 133 million, net income from treasury and other activities in third quarter 2006 was down CHF 65 million, or 33%, from CHF 198 million a year earlier, as it was negatively impacted by the accounting treatment of interest rate swaps. These derivatives hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products). They are carried on the balance sheet at fair value, and if they qualify for hedge accounting under IAS 39, changes in fair value are recorded in equity, thereby avoiding volatility in the group income statement. In third quarter, these hedges were not fully effective, leading to losses that were booked to the profit and loss account. In addition, certain interest rate swaps did not qualify for hedge accounting treatment under IAS 39, resulting in further losses to be recorded in Corporate Center.
In third quarter 2006, net fee and commission income was CHF 6,095 million, up 12% from CHF 5,462 million a year earlier. The increase was mostly driven by strong portfolio and other management fees, investment fund fees and corporate finance fees, and to a lesser extent by underwriting and net brokerage fees. Underwriting fees, rising to CHF 722 million, were up 13% from CHF 638 million in the year-earlier quarter. Fixed income underwriting increased 27% to CHF 430 million, reflecting the strong recovery in debt capital markets during the quarter. Equity underwriting fees declined a moderate 3% to CHF 292 million. At CHF 519 million, corporate finance fees in third quarter 2006 increased by 38% from CHF 377 million a year earlier – and were at their highest level since 2001. The mergers and acquisitions environment was vigorous in third quarter and we advised clients on a number of high-profile transactions. According to data from Dealogic, we ranked eighth in terms of the global fee pool in the first nine months of 2006, with a market share of 5.0%. In the same period a year earlier, we ranked seventh with a market share of 5.0%. Net brokerage fees were CHF 1,364 million, up 3% from CHF 1,330 million recorded in third quarter 2005 – with significant growth in the equity and exchange traded derivatives business. This was partly offset by lower client activity in the first two months of third quarter 2006. Investment fund fees, at CHF 1,401 million in third quarter 2006, were up 14% from CHF 1,233 million in third quar-

ter 2005, on increasing levels of invested assets in both UBS and third-party mutual funds, but partly offset by lower sales commissions due to a decrease in client activity levels. Portfolio and other management fees increased 18% to CHF 1,629 million in third quarter 2006 from CHF 1,379 million a year earlier. The improvement was driven primarily by Global Wealth Management & Business Banking, reflecting the effect of their invested asset base, which rose from third quarter 2005, and driven by higher market valuations and strong inflows of net new money. Management fees from investment funds as well as from traditional investments in institutional asset management businesses also rose but were partly offset by lower performance fees generated from alternative and quantitative investments.

Other income declined 53% to CHF 92 million in third quarter 2006 from CHF 197 million in the same period a year ago. The decrease reflects lower equity income from certain O’Connor funds and other investments.

Operating expenses

Total operating expenses were CHF 7,715 million in third quarter 2006. The increase of 8% from CHF 7,146 million a year earlier reflects higher general and administrative and personnel expenses as we continued to expand our business and hire new people in key functions.
Personnel expenses were CHF 5,337 million in third quarter 2006, up from CHF 5,205 million a year earlier. The cash component was up a moderate 1% as higher salary expenses reflecting the continued hiring of new employees were partly offset by lower performance-related accruals. Personnel expenses are managed on a full-year basis, with final fixing of annual performance-related payments in fourth quarter. Expenses for share-based compensation were up 26% on higher share grants in 2006 for the 2005 performance year, and partly offset by a decrease in the number of options granted.
At CHF 2,036 million, general and administrative expenses increased CHF 427 million from CHF 1,609 million in the same period a year ago. In third quarter 2006, we recorded a provision of CHF 141 million related to a long-term lease on an office building in New Jersey, the large majority of which was charged to Wealth Management US and the remainder booked in Corporate Center. Professional fees rose from third quarter 2005, reflecting the set-up of DRCM, and growth in all UBS businesses. Costs for IT and outsourcing rose, reflecting both the expansion in business volumes from a year earlier, and the build-out of our infrastructure in response to ongoing growth initiatives. Increased levels of staff and business expansion led to higher spending for travel and entertainment, telecommunications and administration. Expenses for marketing and public relations were up as well.
Depreciation was CHF 315 million in third quarter 2006, up 4% from CHF 303 million a year earlier on higher costs for leasehold improvement and depreciation of machines and equipment, partially offset by lower depreciation of IT and communications equipment.

Business Group performance from continuing operations before tax
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Wealth Management International & Switzerland	1,226	1,283	1,166	(4)	5	3,785	3,044

Wealth Management US	43	179	(5)	(76)		408	229

Business Banking Switzerland	568	632	553	(10)	3	1,759	1,648

Global Wealth Management & Business Banking	1,837	2,094	1,714	(12)	7	5,952	4,921

Global Asset Management	284	334	308	(15)	(8)	992	752

Investment Bank	1,083	1,754	1,386	(38)	(22)	4,587	3,809

Corporate Center	(457)	(142)	(151)	(222)	(203)	(769)	(466)

Financial Businesses	2,747	4,040	3,257	(32)	(16)	10,762	9,016

Amortization of intangible assets was CHF 30 million, down from CHF 33 million a year earlier.

Tax

We incurred a tax expense of CHF 529 million in third quarter 2006, reflecting an effective tax rate of 19.3% for the quarter and 21.2% for the first nine months of 2006. The full-year rate in 2005, at 18.8%, benefited from the release of provisions after the successful conclusion of tax audits. The tax rate for the nine months to 30 September 2006 increased compared with that for full-year 2005 as a result of tax provision adjustments, partially offset by the release of deferred tax valuation allowances. We believe that the current year to date tax rate is a reasonable indicator for the year as a whole.

Personnel

The number of personnel in our financial businesses was 75,593 on 30 September 2006, up 3,711 from 71,882 on 30 June 2006, with increases in personnel seen in all our businesses.

The international and Swiss wealth management business, continuing its growth strategy, added 514 staff and client advisors in most regions. The main reason for the increase in personnel in our US-based wealth management business (up 1,339) was the acquisition of Piper Jaffray. This was partially offset by financial advisor attrition due to competitive market conditions.
The Swiss commercial and retail banking business saw a significant rise in personnel (up 394) following the annual intake of apprentices.
The staff level of the Investment Bank (up 1,140) rose in all businesses to support continuing growth strategies. Much of the increase was seen in IT and finance functions and, to a lesser extent, in operations.

Fair value disclosure of options and shares granted

The fair value of shares granted up to and including third quarter 2006 rose to CHF 1,800 million from CHF 1,649 million in first half. This was also higher than the grant total of CHF 1,381 million for full-year 2005. The increase in grants compared with 2005 was primarily driven by performance-based compensation.

The fair value of options granted in the first nine months of 2006 was CHF 536 million, up from CHF 352 million in the same nine-month period a year earlier. The increase reflects a higher fair value per option, primarily due to an increase in the underlying share price, offset by a 3% drop in the number of options granted.
Most share-based compensation is granted in the first quarter of the year, with any further grants mainly made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Personnel [1]
	As at				% change from
Full-time equivalents (FTE)	30.9.06	30.6.06	30.9.05		30.6.06	30.9.05

Switzerland	26,736	25,904	26,834	[2]	3	0

Rest of Europe / Middle East / Africa	12,235	11,716	11,546		4	6

Americas	29,630	27,874	26,891		6	10

Asia Pacific	6,992	6,388	5,231		9	34

Total	75,593	71,882	70,502	[3]	5	7

1 403 FTEs from ABN AMRO’s Global Futures and Options Business will be included from 1 October 2006 onwards.  2 Personnel numbers include 649 FTEs transferred to facilities management company Edelweiss on 1 January 2006.  3 Includes 1,685 FTEs employed in Private Banks & GAM, which was sold on 2 December 2005.

Financial Businesses
31 October 2006

Risk Management and Control

Credit risk

UBS realized a net recovery of CHF 14 million in third quarter 2006, compared with net recoveries of CHF 38 million in second quarter 2006 and CHF 37 million in third quarter 2005. The quality of our credit portfolios, as shown by the continued downward trend in impaired exposures, along with the generally benign credit environment, has allowed us to report net credit loss recoveries for the last few quarters, albeit at a declining rate. While we continue to apply our proven and sound risk underwriting standards across all Business Groups, it would not be prudent to simply extrapolate a full-year result from the recovery in the first three quarters.

Global Wealth Management & Business Banking experienced a net recovery of CHF 8 million in third quarter 2006, after net recoveries of CHF 37 million in second quarter 2006 and CHF 16 million in third quarter 2005.
The Investment Bank did not suffer any new impairments and posted a net recovery of CHF 6 million in third quarter 2006, compared with CHF 1 million in second quarter 2006 and CHF 21 million in third quarter 2005.
Our gross lending portfolio increased by CHF 14 billion to CHF 344 billion on 30 September 2006 from CHF 330 billion on 30 June 2006. In Global Wealth Management & Business Banking, gross lending rose to CHF 227 billion, up slightly from CHF 224 billion on 30 June 2006. The gross lending

Allowances and provisions for credit losses
	Wealth Management		Wealth
CHF million	International & Switzerland		Management US
As at	30.9.06	30.6.06	30.9.06	30.6.06

Due from banks	229	257	972	1,129

Loans	65,953	63,164	16,660	16,159

Total lending portfolio, gross	66,182	63,421	17,632	17,288

Allowances for credit losses	(13)	(14)	(11)	(11)

Total lending portfolio, net	66,169	63,407	17,621	17,277

Impaired lending portfolio, gross	7	7	11	11

Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0

Impaired lending portfolio, net of collateral	7	7	11	11

Allocated allowances for impaired lending portfolio	7	7	11	11

Other allowances and provisions	6	7	0	0

Total allowances and provisions for credit losses	13	14	11	11

of which country allowances and provisions	0	0	0	0

Non-performing loans	7	7	11	11

Allowances for non-performing loans	7	7	11	11

Ratios

Allowances and provisions as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Impaired lending portfolio as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	100.0	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	100.0

Non-performing loans as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of non-performing loans, gross	100.0	100.0	100.0	100.0

1 Includes Global Asset Management and Corporate Center.  2 Excludes CHF 122 million and CHF 90 million gross loans from industrial holdings for the quarters ended 30 September 2006 and 30 June 2006.

Credit loss (expense) / recovery
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Global Wealth Management & Business Banking	8	37	16	(78)	(50)	98	151

Investment Bank	6	1	21	500	(71)	37	92

UBS	14	38	37	(63)	(62)	135	243

portfolio at the Investment Bank increased by CHF 11 billion to CHF 116 billion. The increase was driven by short-term government exposures and growth in secured client financing.

The ratio of impaired loans to total loans further improved to 0.8% from 0.9% in second quarter 2006. Impaired loans declined 4.8% to CHF 2,821 million from last quarter’s CHF 2,963 million. The decrease is largely attributable to the continued workout of recovery positions and the low level of new impairments in the Business Banking Switzerland unit.

Business Banking		Global Wealth Manage-
Switzerland		ment & Business Banking		Investment Bank		Others[1]		UBS
30.9.06	30.6.06	30.9.06	30.6.06	30.9.06	30.6.06	30.9.06	30.6.06	30.9.06		30.6.06

4,517	4,666	5,718	6,052	38,733	41,120	420	441	44,871		47,613

138,960	138,484	221,573	217,807	77,088	64,073	126	86	298,787		281,966

143,477	143,150	227,291	223,859	115,821	105,193	546	527	343,658	[2]	329,579	[2]

(1,190)	(1,262)	(1,214)	(1,287)	(114)	(112)	0	0	(1,328)		(1,399)

142,287	141,888	226,077	222,572	115,707	105,081	546	527	342,330	[2]	328,180	[2]

2,646	2,787	2,664	2,805	157	158	0	0	2,821		2,963

(1,097)	(1,162)	(1,097)	(1,162)	(28)	(29)	0	0	(1,125)		(1,191)

1,549	1,625	1,567	1,643	129	129	0	0	1,696		1,772

1,159	1,231	1,177	1,249	115	112	0	0	1,292		1,361

91	91	97	98	3	4	0	0	100		102

1,250	1,322	1,274	1,347	118	116	0	0	1,392		1,463

0	0	0	0	0	0	0	0	0		0

1,903	1,971	1,921	1,989	119	121	0	0	2,040		2,110

1,043	1,096	1,061	1,114	99	102	0	0	1,160		1,216

0.9	0.9	0.6	0.6	0.1	0.1	0.0	0.0	0.4		0.4

1.8	1.9	1.2	1.3	0.1	0.2	0.0	0.0	0.8		0.9

43.8	44.2	44.2	44.5	73.2	70.9	0.0	0.0	45.8		45.9

74.8	75.8	75.1	76.0	89.1	86.8	0.0	0.0	76.2		76.8

1.3	1.4	0.8	0.9	0.1	0.1	0.0	0.0	0.6		0.6

54.8	55.6	55.2	56.0	83.2	84.3	0.0	0.0	56.9		57.6

Financial Businesses
31 October 2006

Market risk

Market risk arises primarily in UBS’s trading activities, which are mainly in the Investment Bank, with limited activity in the wealth management business to facilitate private client business, and in asset management through investments in support of the alternative and quantitative investments business. Additionally, the Treasury department assumes market risk through its balance sheet and capital management responsibilities.

Conditions were challenging at the beginning of third quarter following the market correction in May and June. Sentiment improved in August as oil prices fell, the outlook for corporate profits improved and inflation fears eased, supported by the pause in interest rate increases by the US Federal Reserve. Market risk for the Investment Bank, as measured by the average 10-day 99% confidence Value at Risk (VaR), increased to CHF 453 million in third quarter 2006 from CHF 408 million in second quarter. VaR was reduced towards the end of the quarter to CHF 398 million, only slightly higher than the previous quarter-end level of CHF 390 million.
Interest rate risk was again the largest contributor to overall Investment Bank VaR, averaging CHF 523 million in third quarter 2006, up from CHF 394 million in second quarter. Quarter-end VaR rose to CHF 484 million from CHF 402 million. Interest rate exposure consists of both exposure to the level and shape of interest rate curves and exposure to credit spreads. In third quarter, as in previous quarters, the dominant component of interest rate VaR was credit spread exposure, but exposures to US dollar and, to a lesser extent, euro interest rates were the primary drivers of the changes in interest rate VaR during the quarter.
Average equities VaR for the quarter was CHF 162 million, down from CHF 208 million in the previous quarter, but similar to levels seen in the latter part of second quarter. Quarter-end VaR was broadly unchanged at CHF 161 million from CHF 159 million.
The standalone 99% confidence VaRs for the separate risk types such as equities and interest rates shown in the table are usually generated by different market events in the historical time series and therefore cannot simply be added.
Throughout the quarter, risk factor moves and market events producing the 99% confidence interest rate VaR were typically accompanied by equities market moves which would have generated offsetting gains on our portfolio. This has resulted in the relatively large diversification effect shown in the table (which is simply the difference between the sum of the standalone VaRs across all risk types, and the VaR calculated for the Investment Bank as a whole). It also explains why total Investment Bank VaR is lower than interest rate VaR.
Market risk for UBS broadly followed Investment Bank VaR. Average VaR was CHF 464 million in third quarter, up from CHF 414 million in second quarter, while quarter-end VaR increased only slightly to CHF 398 million from CHF 396 million at the end of the previous quarter.
‘Backtesting’ compares 1-day VaR calculated on positions at the close of each business day with the actual revenues arising on those positions on the next business day (excluding intraday trading revenues, fees and commissions), and is used to monitor the quality of the VaR model. The graph below shows these two time series over the last 12 months for positions subject to market risk regulatory capital based on the VaR model. There were no backtesting exceptions.
We also routinely assess, actively manage, and control tail risks against a standard set of forward-looking stress scenarios, supplemented by specific scenarios targeting individual sectors or current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and adjusted as necessary. Stress loss exposure for the Investment Bank fluctuated over the quarter within approved limits.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, individual currency interest and foreign exchange rates, and single name issuers. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

UBS: Value at Risk (10-day 99% confidence)
		Quarter ended 30.9.06						Quarter ended 30.6.06
CHF million	Limits	Min.		Max.		Average	30.9.06	Min.		Max.		Average	30.6.06

Business Groups

Investment Bank [1]	650	350.3		528.9		452.6	398.0	346.7		559.0		408.4	389.5

Global Asset Management [2]	30	8.0		15.7		10.9	10.9	4.0		10.3		7.0	10.1

Global Wealth Management & Business Banking	25	7.2		9.2		8.1	8.0	7.5		14.1		11.2	8.0

Corporate Center [3]	140	34.5		49.3		42.1	41.7	33.7		54.2		41.2	40.1

Diversification effect			[4]		[4]	(49.4)	(60.2)		[4]		[4]	(54.1)	(51.3)

Total	750	355.8		544.7		464.4	398.4	348.3		565.0		413.7	396.4

1 Includes risk managed by Dillon Read Capital Management.  2 Only covers UBS positions in alternative and quantitative investments.  3 VaR for Corporate Center includes non-trading interest rate exposure in the Treasury book.  4 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day 99% confidence)
	Quarter ended 30.9.06						Quarter ended 30.6.06
CHF million	Min.		Max.		Average	30.9.06	Min.		Max.		Average	30.6.06

Risk type

Equities	144.5		177.5		161.8	161.3	159.0		359.6		208.2	159.0

Interest rates	355.2		607.3		522.9	484.0	260.6		541.0		394.0	402.2

Foreign exchange	16.3		39.0		26.6	28.8	16.1		64.8		31.7	17.8

Energy, metals and commodities	25.9		74.5		42.2	42.4	28.0		101.6		53.2	48.1

Diversification effect		[1]		[1]	(300.8)	(318.4)		[1]		[1]	(278.7)	(237.5)

Total	350.3		528.9		452.6	398.0	346.7		559.0		408.4	389.5

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day 99% confidence)[1]
	Quarter ended 30.9.06				Quarter ended 30.6.06
CHF million	Min.	Max.	Average	30.9.06	Min.	Max.	Average	30.6.06

Investment Bank [2]	139.8	198.6	175.6	139.8	144.3	205.1	171.6	164.4

UBS	140.6	196.5	176.3	140.6	145.5	205.4	172.2	167.9

1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.  2 Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 173 million in third quarter 2006 and CHF 170 million in second quarter 2006.

Financial Businesses
31 October 2006

Operational risk

Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we have been investing considerable management time and effort, aims to contain the levels of risk, and to ensure that we have suffi-

cient information to make informed decisions about additional or adjusted controls.
As far as accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. IFRS (International Financial Reporting Standards) requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking pre-tax profit fell 12% to CHF 1,837 million in third quarter 2006 from CHF 2,094 million in second quarter 2006. Pre-tax profit for the international and Swiss wealth management businesses was CHF 1,226 million, down 4% from the record CHF 1,283 million in second quarter 2006. Due to the provision on a long-term lease on a New Jersey office building, Wealth Management US’s pre-tax profit was CHF 43 million this quarter, down from CHF 179 million in second quarter. Net new money inflows from the wealth management businesses were a strong CHF 26.8 billion in third quarter. Business Banking Switzerland’s pre-tax profit was CHF 568 million, down 10% from the record level set in second quarter.

Business Group reporting
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Income	5,295	5,426	4,901	(2)	8	16,109	14,062

Adjusted expected credit loss [1]	36	43	25	(16)	44	122	70

Total operating income	5,331	5,469	4,926	(3)	8	16,231	14,132

Cash components	2,200	2,267	2,126	(3)	3	6,768	6,152

Share-based components [2]	72	75	57	(4)	26	224	180

Total personnel expenses	2,272	2,342	2,183	(3)	4	6,992	6,332

General and administrative expenses	854	692	721	23	18	2,253	1,961

Services (to) / from other business units	292	273	234	7	25	823	715

Depreciation of property and equipment	60	55	61	9	(2)	167	162

Amortization of intangible assets	16	13	13	23	23	44	41

Total operating expenses	3,494	3,375	3,212	4	9	10,279	9,211

Business Group performance before tax	1,837	2,094	1,714	(12)	7	5,952	4,921

KPIs

Cost / income ratio (%) [3]	66.0	62.2	65.5			63.8	65.5

Capital return and BIS data

Return on allocated regulatory capital (%) [4]						38.8	34.6

BIS risk-weighted assets	156,222	150,806	146,422	4	7

Goodwill	5,709	5,100	5,267	12	8

Allocated regulatory capital [5]	21,331	20,181	19,909	6	7

Additional information

Invested assets (CHF billion)	2,056	1,886	1,822	9	13

Net new money (CHF billion)	26.4	32.7	30.9			94.5	78.2

Client assets (CHF billion)	3,229	2,968	2,754	9	17

Personnel (full-time equivalents)	47,243	44,996	44,222	5	7

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards  3 Operating expenses / income.  4 Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
31 October 2006

Wealth Management International & Switzerland

Business Unit reporting
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Income	2,618	2,740	2,364	(4)	11	8,007	6,600

Adjusted expected credit loss [1]	(7)	(8)	(6)	13	(17)	(22)	(8)

Total operating income	2,611	2,732	2,358	(4)	11	7,985	6,592

Cash components	720	812	633	(11)	14	2,281	1,838

Share-based components [2]	41	32	19	28	116	101	66

Total personnel expenses	761	844	652	(10)	17	2,382	1,904

General and administrative expenses	224	213	166	5	35	645	549

Services (to) / from other business units	377	368	344	2	10	1,107	1,025

Depreciation of property and equipment	21	22	29	(5)	(28)	60	65

Amortization of intangible assets	2	2	1	0	100	6	5

Total operating expenses	1,385	1,449	1,192	(4)	16	4,200	3,548

Business Unit performance before tax	1,226	1,283	1,166	(4)	5	3,785	3,044

KPIs
Invested assets (CHF billion)	1,086	1,017	944	7	15

Net new money (CHF billion) [3]	23.4	30.5	21.2			78.6	55.0

Gross margin on invested assets (bps) [4]	100	107	103	(7)	(3)	104	103

Cost / income ratio (%) [5]	52.9	52.9	50.4			52.5	53.8

Cost / income ratio excluding the European wealth management business (%) [5]	48.7	48.7	45.1			48.3	47.7

Client advisors (full-time equivalents)	4,586	4,419	4,095	4	12

International clients

Income	1,917	1,997	1,696	(4)	13	5,836	4,733

Invested assets (CHF billion)	815	759	698	7	17

Net new money (CHF billion) [3]	21.3	28.8	19.3			71.9	50.8

Gross margin on invested assets (bps) [4]	97	104	100	(7)	(3)	101	100

European wealth management (part of international clients)

Income	250	252	183	(1)	37	738	510

Invested assets (CHF billion)	138	130	109	6	27

Net new money (CHF billion) [3]	2.7	7.2	5.6			16.4	18.1

Client advisors (full-time equivalents)	845	828	816	2	4

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Income (annualized) / average invested assets.  5 Operating expenses / income.

Business Unit reporting (continued)
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Swiss clients
Income	701	743	668	(6)	5	2,171	1,867

Invested assets (CHF billion)	271	258	246	5	10

Net new money (CHF billion) [1]	2.1	1.7	1.9			6.7	4.2
Gross margin on invested assets (bps) [2]	106	114	112	(7)	(5)	111	109

Capital return and BIS data

Return on allocated regulatory capital (%) [3]						80.2	79.5

BIS risk-weighted assets	50,180	47,324	41,669	6	20

Goodwill	1,604	1,521	1,523	5	5

Allocated regulatory capital [4]	6,622	6,253	5,690	6	16

Additional information

Recurring income [5]	2,059	2,017	1,707	2	21	5,997	4,820

Client assets (CHF billion)	1,368	1,278	1,175	7	16

Personnel (full-time equivalents)	13,132	12,618	11,324	4	16

1 Excludes interest and dividend income.  2 Income (annualized) / average invested assets.  3 Year to date Business Unit performance before tax (annualized) / allocated regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.  5 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators

Net new money in third quarter 2006 was a strong CHF 23.4 billion, down from the record CHF 30.5 billion in second quarter 2006. The international clients area reported inflows of CHF 21.3 billion, led by strong contributions from Asian clients. The Swiss clients area showed an inflow of CHF 2.1 billion, up from CHF 1.7 billion in second quarter 2006.

Invested assets on 30 September 2006 were CHF 1,086 billion, up CHF 69 billion, or 7%, from 30 June 2006, reflecting a rise in markets and strong net new money inflows. Invested asset levels also benefited from the strengthening of the US dollar and euro against the Swiss franc (36% of our invested assets are denominated in US dollars and 33% in euros).

In third quarter 2006, the gross margin on invested assets was 100 basis points, down seven basis points from second

Financial Businesses
31 October 2006

quarter 2006. Recurring income made up 79 basis points of the margin, unchanged from the previous quarter. Revenues rose in line with the higher asset base. Non-recurring income comprised 21 basis points of the gross margin, down seven basis points from second quarter 2006, mainly due to lower client activity.

In third quarter 2006, the cost / income ratio was 52.9%, unchanged from second quarter, as the decrease in total operating income was offset by the decline in performance-related accruals. Excluding the European wealth management business, the cost / income ratio in third quarter 2006 was 48.7%, also unchanged from second quarter 2006.

European wealth management

The inflow of net new money was CHF 2.7 billion in third quarter 2006, down from the record CHF 7.2 billion inflow in second quarter 2006, as asset gathering slowed in July and August. Strong inflows in Italy and the UK were offset by small net outflows in other European markets. The inflow in the first three quarters of 2006 totaled CHF 16.4 billion, reflecting an annual net new money growth rate of 19% of the underlying asset base at year-end 2005, with positive contributions from all five target markets.

The level of invested assets rose to a record CHF 138 billion on 30 September 2006, up from CHF 130 billion on 30 June 2006. The gain was a result of the inflows of net new money, rising markets and the appreciation of the US dollar and euro against the Swiss franc.

Income in third quarter 2006 fell 1% to CHF 250 million from CHF 252 million last quarter. The business was profitable for the third consecutive quarter.

Investing in talent in Asia Pacific

In light of the strong increase in demand for UBS’s wealth management services in Asia Pacific, UBS has decided to create a regional training center for employees in Singapore. Scheduled to open early next year, it should help raise the number of UBS Asia Pacific client advisors, who currently number over 600.
To be called the UBS Wealth Management Campus – Asia Pacific, the center will be in the historic Command House, Admiral Lord Mountbatten’s post-WWII residence, which is fifteen minutes from the middle of Singapore. The facility will include a lecture hall equipped with video conference facilities, five seminar rooms and a media lab with more than twenty computers for business technology training.
The curriculum will offer four different levels of training. The first will focus on integrating new staff into UBS. The second should help employees broaden their knowledge of wealth management, while giving

The number of client advisors was 845 on 30 September 2006, up from 828 at the end of last quarter, as we added client advisors in key European markets.

Initiatives and achievements

UBS wins annual Private Banker International award

UBS won “The Outstanding Global Private Bank” award for 2006 from Private Banker International magazine, a trade publication for the global wealth management industry.
According to the awards article in the September issue of the magazine, “UBS surely remains master of the private banking universe, the money machine that sets the pace in global private banking, and unsurpassed generator of huge amounts of net new money from private clients, both onshore and offshore.”
In choosing award winners, the magazine asks for nominations from its subscribers every year. The top three nominations in each category are then sent to an editorial board comprising independent experts who assess the candidates and pick final winners.

Results

In third quarter 2006, pre-tax profit, at CHF 1,226 million, was down 4% from the record CHF 1,283 million in second quarter 2006.

Operating income

Total operating income, at CHF 2,611 million in third quarter 2006, fell 4% from CHF 2,732 million in second quarter 2006. Recurring income rose CHF 42 million to CHF 2,059 million, benefiting from the higher asset base. Non-recurring income, down CHF 164 million at CHF 559 million, fell on significantly lower client activity levels.

Operating expenses

Operating expenses were CHF 1,385 million in third quarter 2006, down CHF 64 million, or 4%, from CHF 1,449 million in second quarter 2006. Personnel expenses fell to CHF 761 million in third quarter 2006 from CHF 844 million in second quarter 2006, mainly reflecting lower performance-related compensation, which declined with revenues. General and administrative expenses were CHF 224 million, up them industry-specific expertise and tools. The third should help client advisors specialize to provide, for example, services to particularly wealthy clients. It will also prepare and train potential future UBS managers. The fourth level will be for the firm’s existing leaders and managers. It should work to deepen their leader-
ship skills through executive programs and related academic accreditation from universities.
The campus will not be only for employees. Clients will also be able to take a number of courses at the facility. In total, the center has capacity to train 1,000 people – clients, management and client advisors – a year.
As Asia – with China, India and Japan – is set to be home to three of the four largest economies in the world by 2030, the facility should ensure that UBS has enough highly qualified staff to take advantage of the significant growth in domestic wealth expected in the region, helping to further establish UBS’s position in Asia Pacific.

Financial Businesses
31 October 2006

CHF 11 million from second quarter on higher marketing and public relations expenses in support of our continued business expansion. Expenses for services from other business units rose by CHF 9 million to CHF 377 million in third quarter 2006. Depreciation declined to CHF 21 million in third quarter 2006 from CHF 22 million in second quarter 2006.

Personnel

The number of personnel was 13,132 on 30 September 2006, up 514 from 12,618 on 30 June 2006. Much of the increase was in Asia Pacific and Europe, where our business continued to grow. We added 78 new client advisors internationally and 89 in Switzerland. We also employed new product specialists and operations staff in Asia Pacific, Switzerland and Europe.

Wealth Management US

Business Unit reporting
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Income	1,423	1,380	1,296	3	10	4,281	3,750

Adjusted expected credit loss [1]	0	0	0			0	(2)

Total operating income	1,423	1,380	1,296	3	10	4,281	3,748

Cash components	899	864	881	4	2	2,698	2,488

Share-based components [2]	25	28	27	(11)	(7)	86	83

Total personnel expenses	924	892	908	4	2	2,784	2,571

General and administrative expenses	353	211	309	67	14	791	693

Services (to) / from other business units	70	70	55	0	27	205	172

Depreciation of property and equipment	19	17	17	12	12	55	47

Amortization of intangible assets	14	11	12	27	17	38	36

Total operating expenses	1,380	1,201	1,301	15	6	3,873	3,519

Business Unit performance before tax	43	179	(5)	(76)		408	229

KPIs

Invested assets (CHF billion)	811	714	728	14	11

Net new money (CHF billion) [3]	3.4	0.7	9.9			13.0	20.4

Interest and dividend income (CHF billion) [4]	5.5	4.9	4.6	12	20	15.8	13.0

Gross margin on invested assets (bps) [5]	75	74	73	1	3	76	75

Cost / income ratio (%) [6]	97.0	87.0	100.4			90.5	93.8

Recurring income [7]	888	854	726	4	22	2,573	2,035

Revenues per advisor (CHF thousand) [8]	188	188	173	0	9	574	502

Capital return and BIS data

Return on allocated regulatory capital (%) [9]						9.7	5.8

BIS risk-weighted assets	18,642	18,131	19,259	3	(3)

Goodwill	4,105	3,579	3,744	15	10

Allocated regulatory capital [10]	5,969	5,392	5,670	11	5

Additional information

Client assets (CHF billion)	892	790	803	13	11

Personnel (full-time equivalents)	18,292	16,953	16,992	8	8

Financial advisors (full-time equivalents)	7,856	7,299	7,517	8	5

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 For purposes of comparison with US peers.  5 Income (annualized) / average invested assets.  6 Operating expenses / income.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8 Income (including net goodwill funding) / average number of financial advisors.  9 Year to date Business Unit performance before tax (annualized) / allocated regulatory capital year to date average.  10 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
31 October 2006

Key performance indicators

Invested assets were CHF 811 billion on 30 September 2006, up from CHF 714 billion on 30 June 2006. In US dollar terms, invested assets increased 11%, reflecting the inclusion of CHF 55 billion in invested assets from the private client branch network of Piper Jaffray and rising financial markets. Compared with third quarter a year earlier, invested assets were up 11% (15% in US dollar terms).

The inflow of net new money in third quarter 2006 was CHF 3.4 billion, up from CHF 0.7 billion in second quarter 2006, but down from CHF 9.9 billion a year ago. The increase from second quarter 2006 reflects inflows into managed accounts and rising financial markets.

Including interest and dividends, net new money in third quarter 2006 was CHF 8.9 billion, up from CHF 5.6 billion in second quarter 2006 but down from CHF 14.5 billion a year ago.

Gross margin on invested assets was 75 basis points in third quarter 2006, up from 74 basis points in second quarter 2006. The increase mainly reflects revenue growth.

The cost / income ratio was 97.0% in third quarter 2006, up from 87.0% in second quarter 2006. The increase reflects a provision relating to a long-term lease on an office building in New Jersey.

Record recurring income in third quarter 2006 was CHF 888 million, 4% above the CHF 854 million recorded in second quarter 2006. Excluding the effects of currency fluctuations, recurring income increased 3% in third quarter 2006, reflecting higher managed account fees, investment advisory fees and interest income from account deposits. Recurring income represented 62% of income in third quarter 2006, unchanged from second quarter 2006.

Revenues per advisor in third quarter 2006 were CHF 188,000, unchanged from second quarter. Overall, the number of financial advisors was 7,856 on 30 September 2006, an increase of 557 from 30 June 2006. The increase related to Piper Jaffray was partly offset by financial advisor attrition due to competitive market conditions.

Initiatives and achievements

McDonald Investments branch network

In September, we announced the acquisition of McDonald Investments branch network, a unit of KeyCorp, for up to USD 280 million. The transaction is expected to close in first quarter 2007, subject to regulatory approval. Founded in 1924 and based in Cleveland, Ohio, McDonald Investments has approximately 340 financial advisors and 280 field support staff, 165,000 accounts and total client assets of approximately USD 30 billion.
The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management solutions.
McDonald Investments has 51 branch offices in the Northeast, Midwest, Rocky Mountain, and Northwestern states of the US. The network includes the offices of Gradison and Gradison Asset Management.

Results

In third quarter 2006, Wealth Management US reported pre-tax profit of CHF 43 million, down 76% compared with CHF 179 million in second quarter 2006. On the same basis but in US dollars, the operating result was also 76% lower than second quarter 2006. The decline mainly reflected the New Jersey office lease provision.

Operating income

Total operating income in third quarter 2006 was CHF 1,423 million, up 3% from CHF 1,380 million in second quarter 2006. In US dollar terms, operating income rose 2% from second quarter. The record recurring income result offset the decline in commissions, reflecting lower client trading activity.

Operating expenses

In third quarter 2006, total operating expenses were CHF 1,380 million, up 15% from second quarter 2006. In US dollar terms, operating expenses rose 14% from second quarter. This mainly reflected higher general and administrative expenses due to the New Jersey office provision and Piper Jaffray integration costs.
Personnel expenses increased CHF 32 million, or 4%, to CHF 924 million between second and third quarter 2006. In US dollar terms, personnel expenses were up 3% from the previous quarter. Salaries and benefits were up, reflecting a rise in non-financial advisor staff levels, which included staff from Piper Jaffray, partly offset by lower performance-related compensation due to lower compensable revenues.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units, increased 48% to CHF 456 million in third quarter 2006 from CHF 309 million in second quarter 2006. In US dollar terms, third quarter non-personnel expenses were 46% higher than in second quarter 2006, again mainly due to the New Jersey office provision and costs related to the integration of Piper Jaffray.
The New Jersey provision was made after the decision to sublet unused office space instead of occupying it ourselves. While the sublease income will not fully cover the rent we pay, it will still be considerable. This quarter, we are recognizing the present value of the difference as a single charge that provides what we would have otherwise booked as a stream of net expenses on an ongoing basis.

Financial Businesses
31 October 2006

Personnel

The number of employees was 18,292 at the end of September, up from 16,953 at the end of June. The increase mainly reflects the impact of Piper Jaffray on financial advisor and non-financial advisor staffing levels.

Business Banking Switzerland

Business Unit reporting
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Interest income	820	843	824	(3)	0	2,482	2,486

Non-interest income	434	463	417	(6)	4	1,339	1,226

Income	1,254	1,306	1,241	(4)	1	3,821	3,712

Adjusted expected credit loss [1]	43	51	31	(16)	39	144	80

Total operating income	1,297	1,357	1,272	(4)	2	3,965	3,792

Cash components	581	591	612	(2)	(5)	1,789	1,826

Share-based components [2]	6	15	11	(60)	(45)	37	31

Total personnel expenses	587	606	623	(3)	(6)	1,826	1,857

General and administrative expenses	277	268	246	3	13	817	719

Services (to) / from other business units	(155)	(165)	(165)	6	6	(489)	(482)

Depreciation of property and equipment	20	16	15	25	33	52	50

Amortization of intangible assets	0	0	0			0	0

Total operating expenses	729	725	719	1	1	2,206	2,144

Business Unit performance before tax	568	632	553	(10)	3	1,759	1,648

KPIs

Invested assets (CHF billion)	159	155	150	3	6

Net new money (CHF billion) [3]	(0.4)	1.5	(0.2)			2.9	2.8

Cost / income ratio (%) [4]	58.1	55.5	57.9			57.7	57.8

Non-performing loans as a % of lending portfolio, gross	1.3	1.4	1.9

Impaired lending portfolio as a % of lending portfolio, gross	1.8	1.9	2.4

Capital return and BIS data

Return on allocated regulatory capital (%) [5]						27.4	25.7

BIS risk-weighted assets	87,400	85,351	85,494	2	2

Goodwill	0	0	0

Allocated regulatory capital [6]	8,740	8,535	8,549	2	2

Additional information

Deferral (included in adjusted expected credit loss)	124	133	122	(7)	2	390	354

Client assets (CHF billion)	969	900	776	8	25

Personnel (full-time equivalents)	15,819	15,425	15,906	3	(1)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Operating expenses / income.  5 Year to date Business Unit performance before tax (annualized) / allocated regulatory capital year to date average.  6 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
31 October 2006

Key performance indicators

Invested assets, at CHF 159 billion on 30 September 2006, increased by CHF 4 billion on rising equity markets and the appreciation of the US dollar and euro against the Swiss franc.

The outflow of net new money was CHF 0.4 billion in third quarter 2006, down from the second quarter 2006 inflow of CHF 1.5 billion, reflecting transfers of client assets from discretionary to custody mandates.
In third quarter 2006, the cost / income ratio was at 58.1%, up 2.6 percentage points from second quarter 2006, mainly due to lower income.

The loan portfolio, at CHF 143.5 billion on 30 September 2006, was CHF 0.3 billion above its level on 30 June 2006. Increased demand for private client mortgages more than offset the continuing workout of the recovery portfolio, which fell by CHF 0.1 billion to CHF 2.8 billion on 30 September 2006. The non-performing loans ratio improved to 1.3% on 30 September 2006 from 1.4% on 30 June 2006, while the impaired loan ratio was 1.8% at the end of September, down from 1.9% at the end of June.

The return on allocated regulatory capital was 27.4% in the first nine months of 2006, down from 28.0% in the first half, due to lower pre-tax profit and a small increase in allocated regulatory capital.

Initiatives and achievements

New mortgage campaign highlighting 24-hour commitment

During the quarter, we launched a new national marketing campaign underlining our ability to make binding financial decisions on personal mortgage applications within 24-hours of submission. We believe that our internal processes, which have been set to deliver mortgage decisions in that timeframe for some time now, should prove to be a source of competitive advantage in the Swiss market. The commitment is valid for single residential property mortgage applications filed by individuals. If there is a delay for any reason after we receive the necessary paperwork, our client advisors will ensure that they personally give the client feedback on the mortgage application within the 24-hour period.

Launch of UBS Welcome package

In June, we launched “UBS Welcome”, a comprehensive retail banking package aimed at attracting new clients. We will also offer it to certain existing private clients as an incentive for them to use more of our services and products. Clients who choose the package pay normal private account fees but are not charged for a UBS credit card, maestro card, savings account and use of our e-banking services in the first year. By the end of September, we had sold almost 7,000 welcome packages to clients.

Results

In third quarter 2006, Business Banking Switzerland reported a pre-tax profit of CHF 568 million, CHF 64 million or 10% lower than second quarter 2006.

Operating income

Total operating income in third quarter 2006 was CHF 1,297 million, down CHF 60 million from second quarter 2006. Net interest income, which fell CHF 23 million to CHF 820 million in third quarter 2006, mostly reflected the higher rates our clients receive for saving accounts. Non-interest income fell to CHF 434 million in third quarter 2006 from CHF 463 million a quarter earlier, mainly due to lower client activity levels. Valuation gains from equity participations also helped the second quarter 2006 result. The adjusted expected credit loss was a recovery of CHF 43 million, down from CHF 51 million in second quarter 2006.

Operating expenses

Total operating expenses were CHF 729 million in third quarter 2006, up 1% from CHF 725 million a quarter earlier. Personnel expenses declined to CHF 587 million in third quarter 2006 from CHF 606 million in second quarter 2006, reflecting lower performance-related accruals. General and administrative expenses in third quarter 2006, at CHF 277 million, were up CHF 9 million from second quarter, mainly due to higher IT and marketing expenses. Net charges to other business units were CHF 155 million, down CHF 10 million compared with second quarter. Depreciation in third quarter 2006 was CHF 20 million, up CHF 4 million from a quarter earlier on higher IT writedowns.

Personnel

The number of personnel in Business Banking Switzerland was 15,819 on 30 September 2006, up 394 from 30 June 2006, mainly due to the annual hiring of apprentices. We also hired staff in IT to support business projects, with some external contractors being hired as full-time employees.

Financial Businesses
31 October 2006

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 284 million in third quarter 2006, down 15% from CHF 334 million in second quarter 2006. The decrease was related mainly to Dillon Read Capital Management (DRCM), which was included in the business group’s results for the full quarter for the first time. It also reflected lower wholesale intermediary fees, a result of the decline in the average asset base during the quarter. This development was partly offset by higher management and performance fees from alternative and quantitative investments.

Business Group reporting
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Institutional fees	392	379	363	3	8	1,233	942

Wholesale Intermediary fees	336	361	308	(7)	9	1,044	847

Total operating income	728	740	671	(2)	8	2,277	1,789

Cash components	318	275	239	16	33	886	658

Share-based components [1]	73	36	22	103	232	133	64

Total personnel expenses	391	311	261	26	50	1,019	722

General and administrative expenses	99	83	73	19	36	266	215

Services (to) / from other business units	(53)	6	24			(18)	85

Depreciation of property and equipment	6	6	5	0	20	17	15

Amortization of intangible assets	1	0	0			1	0

Total operating expenses	444	406	363	9	22	1,285	1,037

Business Group performance before tax	284	334	308	(15)	(8)	992	752

KPIs

Cost / income ratio (%) [2]	61.0	54.9	54.1			56.4	58.0

Institutional

Invested assets (CHF billion)	484	451	425	7	14

of which: money market funds	27	18	17	50	59

Net new money (CHF billion) [3]	12.6	4.9	9.2			24.6	17.0

of which: money market funds	7.9	0.4	(1.5)			10.3	(2.1)

Gross margin on invested assets (bps) [4]	34	33	35	3	(3)	36	33

1 Additionally includes related social security contributions and expenses related to alternative investment awards.  2 Operating expenses / operating income.   3 Excludes interest and dividend income.   4 Operating income (annualized) / average invested assets.

Business Group reporting (continued)
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Wholesale Intermediary

Invested assets (CHF billion)	339	320	312	6	9

of which: money market funds	60	57	62	5	(3)

Net new money (CHF billion) [1]	2.9	(1.3)	10.7			7.1	21.6

of which: money market funds	0.9	(1.5)	(1.6)			(1.6)	(8.6)

Gross margin on invested assets (bps) [2]	41	44	41	(7)	0	42	40

Capital return and BIS data

Return on allocated regulatory capital (%) [3]						83.0	67.4

BIS risk-weighted assets	2,377	2,146	1,573	11	51

Goodwill	1,384	1,355	1,418	2	(2)

Allocated regulatory capital [4]	1,622	1,570	1,575	3	3

Additional information

Invested assets (CHF billion)	823	771	737	7	12

Net new money (CHF billion)	15.5	3.6	19.9			31.7	38.6

Personnel (full-time equivalents)	3,261	3,144	2,797	4	17

1 Excludes interest and dividend income.  2 Operating income (annualized) / average invested assets.  3 Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The cost / income ratio was 61.0% in third quarter 2006, up 6.1 percentage points from second quarter 2006. This was due to the inclusion of a full DRCM quarterly result, which included investments in establishing its business. The ratio was also affected by lower fees from the wholesale intermediary business.

Institutional

Institutional invested assets were CHF 484 billion on 30 September 2006, up CHF 33 billion from 30 June 2006. The increase was mainly due to a rise in financial markets towards the end of the quarter and inflows of net new money.

Financial Businesses
31 October 2006

Net new money in third quarter was CHF 12.6 billion, up from CHF 4.9 billion in second quarter 2006. Much of the in-flow was into money market funds, which tend to experience larger quarterly swings than other asset classes. Excluding money market fund flows, net new money was CHF 4.7 billion, with strong inflows into alternative and quantitative investments, fixed income and real estate, and, to a lesser extent, multi-asset mandates. The inflows were partly offset by outflows from equity mandates.
The gross margin, at 34 basis points in third quarter, was up one basis point from second quarter.

Wholesale intermediary

Invested assets were CHF 339 billion on 30 September 2006, up by CHF 19 billion from 30 June 2006, reflecting rising financial markets towards the end of the quarter and net new money inflows. Despite this, the average asset base during third quarter was below that of the second quarter.

Net new money in third quarter was CHF 2.9 billion, compared with a CHF 1.3 billion outflow in second quarter 2006. Excluding money market fund flows, net new money was CHF 2.0 billion, reflecting inflows into multi-asset and fixed income funds.

The gross margin was 41 basis points in third quarter 2006, a decrease of three basis points, reflecting lower fee income from the lower average asset base during the quarter.

Investment capabilities and performance

Global, US, European and Japanese equities strategies all outperformed in the quarter, benefiting from positive stock selection and our correct positioning for a market shift away from commodities, industrials and energy, all sectors that have outperformed the market in the past few years. Portfolios generally benefited from exposure to large cap stocks with stable earnings. Asia and emerging markets equities strategies did not perform well over the quarter. Performance suffered from our underweight exposure to some of the larger Chinese companies that gained significantly within the relevant benchmark indices.

Our actively managed global equity composite exceeded its benchmark in the quarter, with stock selection in software and services, banks and insurance the main contributors. Our limited exposure to energy also helped performance, as the significant decline in oil prices made it the worst-performing sector in the quarter. Stock selection in technology hardware and equipment detracted from performance.

Annualized
Composite	Quarter	1 year	3 years		5 years		10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	+	–	–		=		+

Global Bond Composite vs. Citigroup World Government Bond Index	–	+	–		+		–

Global Securities Composite vs. Global Securities Markets Index	=	–	+		+		+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	–	+	[1]	+	[1]	N / A

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.
1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite. The composites above reflect a selection of Global Asset Management’s main capabilities.

The growth equity capabilities saw their main composites exceed their respective benchmarks in the quarter. The US Large Cap Growth capability was bolstered by its selection of consumer, health care and materials stocks, while the US Small Cap Growth benefited from information technology, industrials and health care stocks.
Our global fixed income portfolios were positioned with interest rate exposure shorter than their benchmark indices in third quarter, which had a negative impact on relative returns and detracted from our recent longer-term outperformance. The quarter saw increasing demand for collateralized debt obligation products and inflows into cash management, global bond and absolute return products.
Most individual country fixed income portfolios also under-performed in third quarter due, as above, to short interest rate exposures but by a smaller margin and with less effect on longer-term relative returns.
Our main multi-asset capabilities, such as Global Securities Portfolio, outperformed their benchmarks over the quarter. Securities selection in the underlying equity and bond funds generally made positive contributions to performance, as did the asset allocation strategy. The currency strategy detracted from performance. The Dynamic Alpha Strategy funds posted solid gains in the quarter. Market allocation contributed positively to absolute returns, as did security selection. The currency strategy had a negative impact.
In alternative and quantitative investments, our fund of funds’ performance in the quarter reflected the mixed hedge fund market environment of low equity market volatility and uncertain macroeconomic expectations. The most noteworthy occurrence for hedge funds took place in September, with the demise of Amaranth. This did not materially affect our investor returns. The O’Connor funds continued their positive performance, with particularly strong risk-adjusted returns for the quarter and year to date.
Investor demand for real estate remained robust during third quarter 2006. Most notably in Japan, the retail property fund managed by Mitsubishi Corp.–UBS Realty Inc. completed a global follow-on equity offering. This was the largest equity issuance of the fund’s five follow-on offerings. The European real estate securities product exceeded its benchmark for the quarter, the Australian and global securities products were flat, while the US underperformed. Performance in private real estate funds again provided solid returns.

Results

Pre-tax profit in third quarter 2006 was CHF 284 million, a decrease of 15% compared with CHF 334 million in second quarter 2006. The decline was related to investments in establishing the DRCM business, which exceeded the charges to the Investment Bank for investment management services. It also reflected a fall in wholesale intermediary fees, a result of the lower average asset base during the quarter. That decline was partly offset by higher management and performance fees from alternative and quantitative investments.

Operating income

Total operating income in third quarter 2006 was CHF 728 million, down 2% from CHF 740 million in the previous quarter. Wholesale intermediary revenues were CHF 336 million in third quarter 2006, down from CHF 361 million in second quarter 2006. This was mainly due to lower management fees, reflecting the decline in the average asset base (the rise in asset levels occurred mainly towards the end of the quarter), resulting in a fee booking time lag. Institutional revenues were CHF 392 million in third quarter 2006, up from CHF 379 million in second quarter 2006 on higher alternative and quantitative investments management and performance fees as well as gains from investments in seed capital.

Operating expenses

Total operating expenses increased to CHF 444 million in third quarter 2006, up from CHF 406 million a quarter earlier. Personnel expenses were CHF 391 million in third quarter 2006, up from CHF 311 million in second quarter 2006. This

Financial Businesses
31 October 2006

was mainly due to the inclusion of DRCM for the full quarter. General and administrative expenses increased to CHF 99 million in third quarter 2006 from CHF 83 million in second quarter, also mainly related to the inclusion of DRCM. Net charges to other business groups were CHF 53 million in third quarter 2006, CHF 59 million higher than last quarter, mainly reflecting net charges to the Investment Bank due to DRCM’s management of Investment Bank mandates. The performance of DRCM funds managed for the Investment Bank was not as strong in third quarter 2006 as in second quarter. This meant the charges to the Investment Bank could not offset the investments to establish and run DRCM.

Personnel

The number of employees was 3,261 on 30 September 2006, up 4% from 3,144 on 30 June 2006, mostly reflecting additional DRCM, fund services and logistics staff.

Dillon Read Capital Management

Dillon Read Capital Management (DRCM), UBS’s new alternative investment management business, is now a part of Global Asset Management. The business, built within the Investment Bank over the last eight years, provides a platform for UBS to build another globally competitive alternative investment management business.
The core of DRCM’s business is formed by the principal finance, credit arbitrage and commercial real estate businesses that had previously been part of the fixed income, rates and currencies area of the Investment Bank. To date, DRCM has been solely managing UBS money.
Parts of the costs related to the transition of DRCM into Global Asset Management were carried by the Investment Bank, which has also made an investment commitment to DRCM. The trading revenues on assets of the Investment Bank managed by DRCM will continue to be recorded on the Investment Bank’s fixed income, rates and currencies revenue line. DRCM will carry on charging the Investment Bank for provision of investment management services. Those charges will be reported in the “Services to / from other business units” line in Global Asset Management.
DRCM personnel and general and administrative expenses are already booked in Global Asset Management, as well as the investments in its establishment.
Global Asset Management expects to receive performance-based revenues from DRCM’s external investor investment management business.

Financial Businesses
31 October 2006

Investment Bank

In third quarter 2006, the Investment Bank’s pre-tax profit was CHF 1,083 million, down 22% from the same period a year earlier. Lower revenues in equities and fixed income, rates and currencies were partly offset by a significant increase in investment banking revenues. Expenses primarily rose on investments in IT infrastructure and business expansion efforts.

Business Group reporting
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Equities	1,728	2,280	1,980	(24)	(13)	6,852	5,064

Fixed income, rates and currencies	1,964	2,626	2,108	(25)	(7)	7,038	6,145

Investment banking	797	795	592	0	35	2,258	1,656

Income	4,489	5,701	4,680	(21)	(4)	16,148	12,865

Adjusted expected credit loss [1]	11	14	11	(21)	0	37	29

Total operating income	4,500	5,715	4,691	(21)	(4)	16,185	12,894

Cash components	2,007	2,533	2,196	(21)	(9)	7,349	6,048

Share-based components [2]	346	455	313	(24)	11	1,186	897

Total personnel expenses	2,353	2,988	2,509	(21)	(6)	8,535	6,945

General and administrative expenses	752	713	582	5	29	2,264	1,544

Services (to) / from other business units	260	209	164	24	59	644	462

Depreciation of property and equipment	38	37	37	3	3	112	96

Amortization of intangible assets	14	14	13	0	8	43	38

Total operating expenses	3,417	3,961	3,305	(14)	3	11,598	9,085

Business Group performance before tax	1,083	1,754	1,386	(38)	(22)	4,587	3,809

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Business Group reporting (continued)
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

KPIs

Compensation ratio (%) [1]	52.4	52.4	53.6			52.9	54.0

Cost / income ratio (%) [2]	76.1	69.5	70.6			71.8	70.6

Non-performing loans as a % of lending portfolio, gross	0.1	0.1	0.2

Impaired lending portfolio as a % of lending portfolio, gross	0.1	0.2	0.2

Average VaR (10-day 99%)	452.6	408.4	342.6	11	32

Capital return and BIS data

Return on allocated regulatory capital (%) [3]						31.1	28.8

BIS risk-weighted assets	163,804	153,847	155,103	6	6

Goodwill	4,442	4,132	4,256	8	4

Allocated regulatory capital [4]	20,822	19,517	19,766	7	5

Additional information

Deferral (included in adjusted expected credit loss)	59	58	41	2	44	164	114

Client assets (CHF billion)	169	164	168	3	1

Personnel (full-time equivalents) [5]	20,652	19,512	17,954	6	15

1 Personnel expenses / income.  2 Operating expenses / income.  3 Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.  5 403 FTEs from ABN AMRO’s Global Futures and Options Business will be included from 1 October 2006 onwards.

Key performance indicators

The cost / income ratio in third quarter 2006 was 76.1%, up from 70.6% in the same quarter a year earlier. Revenues in equities and fixed income, rates and currencies were lower than in the unusually strong third quarter a year earlier, while expenses increased primarily on investments in IT infrastructure and business expansion efforts.

In third quarter 2006, the compensation ratio was 52.4%, down 1.2 percentage points from the same period a year earlier, as performance-related accruals decreased with revenues and due to the transfer of DRCM from the Investment Bank to Global Asset Management. This was partly offset by salary costs rising with higher staffing levels.

Market risk for the Investment Bank, as measured by the average 10-day 99% confidence Value at Risk (VaR), increased to CHF 453 million in third quarter 2006 from CHF 408 million in second quarter. VaR was reduced towards the end of the quarter to CHF 398 million, only slightly higher than the previous quarter-end level of CHF 390 million.

Interest rate risk was again the largest contributor to overall Investment Bank VaR, averaging CHF 523 million in third quarter 2006, up from CHF 394 million in second quarter. Quarter-end VaR rose to CHF 484 million from CHF 402 million.

Average equities VaR for the quarter was CHF 162 million, down from CHF 208 million in the previous quarter, but similar to levels seen in the latter part of second quarter. Quarter-end VaR was broadly unchanged at CHF 161 million from CHF 159 million.
The gross lending portfolio at the Investment Bank increased by CHF 11 billion to CHF 116 billion. The increase

Financial Businesses
31 October 2006

was driven by short-term government exposures and growth in secured client financing.
The return on allocated regulatory capital was 31.1% in the first nine months of 2006, up from 28.8% in the same period a year earlier, reflecting stronger annualized year to date profitability. Risk-weighted assets rose, on an increase of undrawn credit facilities to corporate clients, higher volumes in collateral trading and the first-time inclusion of ABN AMRO’s futures and options business.

Initiatives and achievements

Equity rating system modified

In September, we modified our equity research ratings system by narrowing the core ratings and market return assumption bands necessary for “buy”, “neutral” and “reduce” recommendations. The new thresholds, tightened to reflect the moderate levels of inflation and interest rates worldwide, resulted in rating changes to around a quarter of the companies the Investment Bank covers in its global equity research activities.

Dubai office license granted

In third quarter, we received a license from the Dubai Financial Services Authority to open an office in Dubai’s financial center. The branch will offer international and domestic clients services in investment banking, wealth management, fixed income, equities, foreign exchange and investment management.

UBS joins alternative trading consortium

Along with five other financial firms, we agreed in September to form a consortium to create an alternative trading platform for equity block trades (large buy or sell orders of a single stock). The platform, to be called the Block Interest Discovery Service (aptly shortened to “BIDS”), should help increase transparency, drive down transaction costs and offer wider choice and liquidity to market participants. Subject to regulatory approval, BIDS expects to commence trading in early 2007.
The concept and technology for BIDS was developed by Alberta Market Solutions, a firm specializing in capital markets infrastructure, market design and technology. The consortium’s other partners are Citigroup, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley.

Corporate clients

According to data from Dealogic, we ranked eighth in terms of our share of the global fee pool in third quarter 2006 with a year-to-date market share of 5.0%. In third quarter 2005, we ranked seventh with a market share of 5.0%.

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for the seventeenth

Global fee pool market share
	Quarter ended		Year ended
	30.9.06	30.9.05	31.12.05	31.12.04

in %	5.0	5.0	5.0	5.2

Rank	8	7	8	6

Source: Dealogic

consecutive quarter, according to data from a leading industry survey.
Our equities and fixed income businesses received a number of prestigious awards in third quarter. Among them, Euromoney named UBS the best investment bank in Asia and best global emerging markets equity house, in addition to accolades in a number of local markets. For the fourth consecutive year, UBS was named the leading research firm in Institutional Investor’s Latin American research survey. UBS also increased its number of ranked analysts in Institutional Investor’s fixed income research survey to 23.
In foreign exchange, Risk magazine named UBS the number one overall currency derivatives house of the year. FX Week also named UBS the best bank for post-trade services to clients. This is a newly created category that examines the service clients experience when using a firm’s e-tools.

Significant deals

Mergers and acquisitions

Mergers and acquisitions activity remained strong. During the first nine months of 2006, we advised on 285 transactions with a deal volume of USD 473 billion, a 19% increase compared with the same period a year earlier. In Europe, deal volume increased by 43%. Significant deals this quarter included:
–	joint financial advisor and joint lead arranger to Companhia Vale do Rio Doce (CVRD), the world’s leading iron ore miner, on its USD 19.3 billion all-cash offer for Canadian-based nickel company Inco
–	joint financial advisor to General Electric on the proposed USD 3.8 billion sale of GE Advanced Materials to Apollo Management. We were also joint bookrunner on associated financing related to the transaction
–	sole financial advisor to funds managed by private investment firm Providence Equity Partners on the GBP 1.5 billion acquisition of Caudwell Holdings, the holding company for UK mobile phone retail chain Phones4U.

Equity underwriting

Our global equity capital markets deal volumes were USD 11.9 billion in third quarter, down 2% compared with the same period last year. In the overall market, volumes fell 14%. Global market share for the quarter on all primary equity products was 8.8%, placing UBS third in the quarter. In the year to date, UBS placed third with a market share of 7.9%. Key transactions in the quarter included:
–	joint bookrunner on the USD 4.4 billion IPO of Standard Life Assurance, a financial services group offering pensions, life assurance and health insurance
–	joint bookrunner on the USD 2.4 billion follow-on offering for China Merchants Bank, China’s largest credit card issuer
–	joint bookrunner on the USD 1.5 billion follow-on offering for Companhia Energetica de Sao Paulo, the largest power company in the Brazilian state of Sao Paulo.

Fixed income underwriting

Primary issuance in the international bond markets increased 2% from second quarter. Demand for new issues remained robust on improving market sentiment and investor interest despite the summer slowdown. UBS’s market share of primary volume increased to 4.9% from 3.8% in second quarter. We performed well in all sectors and markets – underwriting 83% more volume than in the same period last year. We lead managed 105 deals during the quarter, including:
–	joint bookrunner on a dual tranche GBP 750 million and EUR 900 million hybrid securities offering for major German electric engineering and electronics firm Siemens, the largest corporate hybrid to date
–	joint bookrunner on a USD 5.5 billion multi-tranche offering for Anadarko Petroleum in support of the acquisition of Kerr-McGee Corporation and Western Gas
–	joint bookrunner on USD 1.4 billion of high yield notes in support of Blackstone’s USD 4.3 billion acquisition of Travelport, one of the world’s largest collections of travel brands and content and service offerings.

Results

Pre-tax profit in third quarter 2006 was CHF 1,083 million, down 22% from third quarter 2005. Revenues in equities and fixed income, rates and currencies were lower, while operating expenses were up, mainly as a result of continued investment in our IT infrastructure and higher staffing levels in support of further business growth. This was partly offset by a significant rise in investment banking revenues. Compared with second quarter 2006, pre-tax profit was down 38%.

Operating income

Total operating income in third quarter 2006 was CHF 4,500 million, down 4% from the same quarter a year earlier.

Financial Businesses
31 October 2006

The equities business posted revenues of CHF 1,728 million in third quarter 2006, down 13% from the same period in 2005. Most businesses, except for prime brokerage and exchange traded derivatives, reported declines. In comparison with the third quarter last year, which was exceptionally buoyant, the markets in third quarter 2006 were relatively quiet except for the significant upswing in its closing weeks. Overall, cash equities revenues decreased due to increased facilitation requirements by clients in the US and Europe. In addition, the prior-year quarter benefited from positive market conditions generating strong trading revenues in emerging markets. These movements were partly offset by higher commissions following increased volumes in global markets. Revenues in our derivatives business decreased, primarily due to fewer business opportunities in Asia Pacific. Prime brokerage services continued to grow, reflecting the increase in client numbers and customer balances. Proprietary revenues fell in comparison to third quarter 2005. Compared with second quarter 2006, equities revenues were down 24% as most businesses, except for proprietary trading, reported declines. This mainly reflected the gains on sale of participations recorded in second quarter 2006 and overall portfolio performance.

Fixed income, rates and currencies revenues were CHF 1,964 million in third quarter 2006, down 7% from the same quarter a year ago. Client-driven revenues in our rates business were resilient but we experienced lower revenues from derivatives trading in the US and Europe. Revenues in mortgage-backed securities and energy trading were up. Compared with last year, the credit businesses delivered a solid result, especially in the area of leveraged finance and structured credit, reflecting a high number of deals completed in third quarter. Credit default swaps (CDSs) hedging our loan exposures recorded a loss of CHF 61 million, compared with a loss of CHF 50 million in third quarter 2005. Municipal securities revenues were down compared with a year earlier. The business activities managed by DRCM on behalf of the Investment Bank recorded a decline in revenues in third quarter compared with the same period a year earlier on weaker trading performance. Foreign exchange and cash and collateral trading revenues increased this quarter as the usual summer slowdown started later than usual, positively impacting performance. The business also benefited from increased revenues in the metals business. Compared with second quarter 2006, fixed income, rates and currencies revenues were down

Establishing a strong commodities presence

Evidence of commodities trading goes back to the earliest times in recorded human history. Ancient Egyptians traveled the Silk Road to buy spices from China, while the Greeks were comfortable selling forward contracts on olive crops. Until fairly recently, however, most commodities could only be traded directly on specific exchanges in a way that a Renaissance Venetian merchant would find familiar, limiting their popularity to all but the most speculative of investors. Today, by contrast, a large number of funds, options, derivatives, and other instruments related to commodities have made them much more accessible and attractive. As their prices and returns do not necessarily follow the more traditional asset classes such as stocks and bonds, they have proved useful as a significant component of a well diversified portfolio.
To reflect the change in client and investor demand for what, in essence, has become a new asset class, UBS last year decided to invest in strengthening its presence in the commodities market. Since then the business has grown in the range of products it offers. For example, it now offers structured notes on a broad mix of underlying commodities to wealth management clients as an additional opportunity to make investment returns while further diversifying their portfolios. It also provides structured solutions and derivatives to corporations which use large quantities of commodities and to producers of commodities, to hedge against future price fluctuations. UBS is also an active commodities trader. The acquisition and expansion of Enron’s energy trading activities in 2002 has made UBS the leading physical supplier of natural gas among financial institutions in North America. In first quarter 2007, UBS intends to launch a European power and gas trading business similar to its existing North American business. Although only a third of the European gas and power market has been deregulated to date, many experts believe that the trend towards further liberalization will continue, opening up considerable potential, as the European continent’s consumption of gas and power is 80% of the level in the US. The recent volatility in crude oil prices, which has attracted a significant amount of market and public attention in the last year, has also led UBS to expand its crude oil trading activities globally, with trading desks now located in Stamford, Calgary and London.

25%, with lower rates and foreign exchange revenues partially offset by increases in the securitized products and municipal securities businesses.
Investment banking revenues, at CHF 797 million, rose 35% from third quarter 2005 – the best third quarter performance in the last five years. All regions, especially Europe and Asia Pacific, benefited from the positive environment for mergers and acquisitions. Revenues from our advisory business increased as clients took advantage of strategic opportunities. The capital markets business saw solid growth in debt capital markets and leveraged finance. Compared with second quarter 2006, investment banking revenues were essentially unchanged.

Operating expenses

Total operating expenses in third quarter 2006 were CHF 3,417 million, up 3% from the same period last year.
Personnel expenses were CHF 2,353 million, down 6% from a year earlier, as the rise in salary and recruitment costs due to increasing staff levels was more than offset by lower bonus accruals and the transfer of DRCM personnel from Investment Bank to Global Asset Management. Share-based compensation in third quarter was up 11% from the same quarter a year earlier due to the rise in UBS’s share price and the increased fair value of options granted in 2006. This was partially offset by the lower quantity of options granted in 2006 and the transfer of DRCM from the Investment Bank to Global Asset Management.
General and administrative expenses increased by 29% to CHF 752 million. IT costs increased due to the continued build-out of our IT platform in support of recent and expected future business growth. Professional fees rose, due to legal and advisory fees related in particular to the transfer of DRCM to Global Asset Management. These costs will be kept in the Investment Bank. Administration, along with travel and entertainment costs, increased as a result of business expansion.
Charges from other businesses grew 59% to CHF 260 million compared with third quarter 2005. The increase reflects the charges by Global Asset Management for managing the Investment Bank’s funds invested in DRCM as well as higher charges from ITI (IT infrastructure business unit).
Depreciation expense was CHF 38 million, in line with previous quarters.

In June, UBS launched the UBS Oilfield Strategy Index. Based on West Texas Intermediate crude oil (WTI), the new index will provide clients with structured financial products linked to the index in various maturities and currencies, including US dollars, euros, Swiss francs, and British pound sterling. In the same month, UBS also announced the launch of an innovative, Sharia-compliant, structured commodities product. The product employs financial contracts that follow the principles of Islamic law and comprises investment certificates whose performance is linked to a basket of commodities, which includes oil and base metals, and is principal protected. Investors can choose from a number of underlying commodities and a range of currencies. Demand is very encouraging from all regions of the world.
For almost a century, UBS has been providing both physical and non-physical precious metals trading. We are a full market-making member and clearer of the London Bullion Market Association and a member of the London Platinum and Palladium Market Association. To complement this, in 2005 UBS joined the London Metal Exchange, enabling it to provide clients further access to the full range of traded base metals, including copper, zinc, tin, lead, nickel and aluminum. With the current combination of buoyant demand and often restricted supply, metals look set to offer even greater potential for both clients and UBS in the months and years ahead.
The recent acquisition of ABN AMRO’s futures and options business included their base metals team. This, along with the hiring of new staff for oil, power and gas, and the commodities structured derivatives businesses, will further strengthen UBS’s position, enabling it to take advantage of increased volume and deeper geographical presence.
Despite the recent drop in oil, gas and gold prices, UBS will continue to invest in the long-term growth of its commodities business. The early results of this strategy are encouraging and have already delivered revenue growth. Commodity prices will inevitably continue to fluctuate and, as a result, UBS believes there will be a sustained demand for commodity products from individual and institutional investors, as well as corporations – demand that UBS is increasingly in a position to fulfill.

Financial Businesses
31 October 2006

Personnel

The number of employees was 20,652 on 30 September 2006, up 1,140, or 6%, from the end of second quarter 2006 and 2,698 or 15% higher than the same period a year earlier. We continue to expand capacity in all our businesses in support of growth initiatives. Significant increases were seen in a number of IT and operations functions. The fixed income, rates and currencies business hired new front office staff. The investment banking and equities business hired junior recruits, with equities also adding new front office staff in Asia and for corporate clients.

Corporate Center

Corporate Center recorded a pre-tax loss from continuing operations of CHF 457 million in third quarter 2006, compared with a loss of CHF 142 million in second quarter 2006 and CHF 151 million in third quarter 2005. This was mainly driven by the cumulative impact of timing effects on income from treasury activities and higher credit loss expense.

Business Group reporting
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Income	(64)	152	114			230	344

Credit loss (expense) / recovery [1]	(33)	(19)	1	(74)		(24)	144

Total operating income	(97)	133	115			206	488

Cash components	289	269	228	7	27	841	709

Share-based components [2]	32	27	24	19	33	87	81

Total personnel expenses	321	296	252	8	27	928	790

General and administrative expenses	331	266	233	24	42	911	769

Services (to) / from other business units	(502)	(490)	(426)	(2)	(18)	(1,457)	(1,273)

Depreciation of property and equipment	211	198	200	7	6	585	653

Amortization of intangible assets	(1)	5	7			8	15

Total operating expenses [3]	360	275	266	31	35	975	954

Business Group performance from continuing operations before tax	(457)	(142)	(151)	(222)	(203)	(769)	(466)

Business Group performance from discontinued operations before tax	4	0	145		(97)	4	411

Business Group performance before tax	(453)	(142)	(6)	(219)		(765)	(55)

Additional information

BIS risk-weighted assets	8,755	8,398	10,947	4	(20)

Personnel (full-time equivalents)	4,437	4,230	5,529	5	(20)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,544	1,434	3,001	8	(49)

Personnel for ITI (full-time equivalents)	2,893	2,796	2,528	3	14

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Financial Businesses
31 October 2006

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 457 million in third quarter 2006 compared to a loss of CHF 151 million in the same period a year earlier. Discontinued operations showed a profit of CHF 4 million, which reflects an adjustment to the profit booked for the sale of Private Banks & GAM in fourth quarter 2005.

Operating income

Total operating income was negative CHF 97 million in third quarter 2006, down from total operating income of CHF 115 million a year ago. This reflected losses from treasury activities and a credit loss expense of CHF 33 million.
The credit loss expense booked in Corporate Center represents the difference between the adjusted expected credit loss result booked in the business units and the actual credit loss expense recognized in the UBS financial statements. In third quarter 2006, UBS recorded a recovery of CHF 14 million, compared to a recovery of CHF 37 million in third quarter 2005. In the same period, adjusted expected credit loss recoveries booked in the business units amounted to CHF 47 million. The difference of CHF 33 million was booked in Corporate Center as credit loss expense. In contrast, in third quarter 2005 Corporate Center booked a recovery of CHF 1 million.
Operating income in third quarter 2006 was negatively impacted by the accounting treatment of interest rate swaps. These derivatives hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products). They are carried on the balance sheet at fair value, and if they qualify for hedge accounting under IAS 39, changes in fair value are recorded in equity, thereby avoiding volatility in the group income statement. In third quarter, these hedges were not fully effective, leading to losses that were booked to the profit and loss account. In addition, certain interest rate swaps did not qualify for hedge accounting treatment under IAS 39, resulting in further losses being recorded in Corporate Center. Our currency hedges also had a negative impact on operating income. In 2005, the US dollar appreciated moderately against the Swiss franc between second and third quarter while it rose at a significantly higher pace in the same period this year. The result is that in third quarter last year, we only felt a small mark-to-market impact on US dollar foreign exchange options used to hedge the currency exposure arising from future earnings, while this quarter the effect was higher.
These losses were partly offset by the increased returns achieved on the larger equity base.

Operating expenses

Total operating expenses were CHF 360 million in third quarter 2006, up by 94 million from CHF 266 million in the same quarter in 2005. Personnel expenses were CHF 321 million, up 27% from CHF 252 million in third quarter 2005. Employees were hired to support business expansion, particularly in our IT Infrastructure business unit (ITI). We also made higher accruals for performance-related compensation, which was driven by increased staff numbers. Excluding Private Banks & GAM, sold in December 2005, personnel numbers in Corporate Center and ITI were up by 593. General and administrative expenses increased 42% to CHF 331 million in third quarter 2006 from a year earlier. This rise partly reflected Corporate Center’s booking of a small portion of the provision for subleasing office space in New Jersey (see Wealth Management US section). Moreover, business demand for servers, data storage and networking equipment increased, requiring higher levels of maintenance services from IT infrastructure. Spending for advertising, membership fees and projects also rose.
Other businesses were charged CHF 502 million for services provided by Corporate Center in third quarter 2006, compared to CHF 426 million in the same period a year ago, with the increase mainly related to IT infrastructure costs. Depreciation was CHF 211 million, up from CHF 200 million as depreciation for IT infrastructure increased, although they were partially offset by lower expenses as several software components came to the end of their depreciation cycle.

IT infrastructure

In third quarter 2006, the information technology infrastructure cost per full-time employee was CHF 7,133, up CHF 533 from CHF 6,600 in the same period a year earlier. The increase reflects investments in support of business growth.

Personnel

In third quarter 2006, the number of Corporate Center personnel increased by 207, or 5%, to 4,437 from second quarter 2006. Staff numbers in IT Infrastructure increased by 97, or 3%, to 2,893. The India service center also experienced a rise in staffing levels.

Industrial Holdings

Industrial Holdings
31 October 2006

Industrial Holdings

Income statement
	As at or for the quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Continuing operations

Revenues from industrial holdings	264	258	287	2	(8)	811	876

Other income	65	94	80	(31)	(19)	185	407

Total operating income	329	352	367	(7)	(10)	996	1,283

Personnel expenses	71	76	72	(7)	(1)	238	272

General and administrative expenses	60	63	65	(5)	(8)	192	216

Services (to) / from other business units	3	2	4	50	(25)	8	11

Depreciation of property and equipment	9	8	12	13	(25)	28	36

Amortization of intangible assets	1	1	2	0	(50)	4	3

Goods and materials purchased	122	118	130	3	(6)	370	380

Total operating expenses	266	268	285	(1)	(7)	840	918

Operating profit from continuing operations before tax	63	84	82	(25)	(23)	156	365

Tax expense / (benefit)	(19)	22	46			2	113

Net profit from continuing operations	82	62	36	32	128	154	252

Discontinued operations

Profit from discontinued operations before tax	0	59	167	(100)	(100)	697	355

Tax expense	0	0	29		(100)	88	85

Net profit from discontinued operations	0	59	138	(100)	(100)	609	270

Net profit	82	121	174	(32)	(53)	763	522

Net profit attributable to minority interests	1	6	46	(83)	(98)	111	160

from continuing operations	1	6	(14)	(83)		8	(21)

from discontinued operations	0	0	60		(100)	103	181

Net profit attributable to UBS shareholders	81	115	128	(30)	(37)	652	362

from continuing operations	81	56	50	45	62	146	273

from discontinued operations	0	59	78	(100)	(100)	506	89

Private Equity[1]

Investment [2]	421	565	963	(25)	(56)

Portfolio fair value	977	965	1,282	1	(24)

Additional information

Cost / income ratio (%) [3]	80.9	76.1	77.7			84.3	71.6

BIS risk-weighted assets	539	727	2,541	(26)	(79)

Personnel (full-time equivalents)	5,734	6,011	24,397	(5)	(76)

1 Only comprises financial investments available-for-sale.  2 Historical cost of investments made, less divestments and impairments.  3 Operating expenses / operating income.

Major participations

The Industrial Holdings segment comprises UBS’s private equity investments. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

Results

In third quarter 2006, industrial holdings reported a net profit of CHF 82 million, of which CHF 81 million was attributable to UBS shareholders.

Private equity treated as “Financial Investments available-for-sale” achieved divestment gains of CHF 89 million in third quarter 2006, with writedowns totaling CHF 13 million. The level of these investments fell to CHF 421 million on 30 September 2006, from CHF 565 million on 30 June 2006, due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio increased slightly to CHF 977 million in third quarter. Unfunded commitments on 30 September 2006 were CHF 260 million, down from CHF 278 million on 30 June 2006.

Balance Sheet & Capital Management

Balance Sheet & Capital Management
31 October 2006

Balance Sheet

UBS’s total assets were CHF 2,299 billion on 30 September 2006, up from CHF 2,177 billion on 30 June 2006. The strengthening of the US dollar against the Swiss franc in third quarter 2006 was a large factor behind the increase, as almost half of our balance sheet assets are denominated in US dollars. Asset growth was driven by the trading portfolio (up CHF 64 billion), collateral trading (up CHF 53 billion) and loans to customers (up CHF 17 billion). This was partially offset by a drop in positive replacement values (down CHF 9 billion). The integration of the ABN AMRO futures and options business, which closed on 30 September 2006, added CHF 24 billion in assets - mainly related to positive replacement values for derivatives, loans to customers and banks, and collateral trading. The ABN AMRO acquisition will only impact the fourth quarter profit and loss statement even though it is already visible on our third quarter balance sheet.

Lending and borrowing

UBS’s lending volume (cash and balances with central banks, due from banks, loans and financial assets designated at fair value) increased by CHF 18 billion to reach CHF 352 billion on 30 September 2006. Net loans in the Investment Bank increased as a result of growth in the prime brokerage business, mainly in loan arranging and cash and collateral trading in reflection of higher short-term client demand. In addition, the ABN AMRO acquisition contributed to higher lending volumes. The increase in Global Wealth Management & Business Banking’s loan book was driven by rising mortgage volume in Switzerland and higher collateralized loan volumes for wealth management clients. The higher level of loans was also related to the Piper Jaffray acquisition. UBS’s borrowing position rose CHF 65 billion, a result of cash inflows from client and interbank deposits and additional money market papers and long-term debt issuances.

Repo and securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 771 billion on 30 September 2006, up CHF 53 billion from CHF 718 billion on 30 June 2006. This growth stems largely from the fixed income matched book (a portfolio comprised of assets and liabilities with equal maturities and equal value, so that market risks cancel out), higher equity financing activities (securities borrowing and lending), and a higher fixed income book to cover an increase in short trading inventories.

Trading portfolio / derivative instruments

Between 30 June 2006 and 30 September 2006, trading assets increased by CHF 64 billion to CHF 815 billion. Trading assets inventory in debt instruments rose by CHF 50 billion, mainly due to higher positions in asset-backed securities, traded loans and commercial paper. Equity instruments increased by CHF 14 billion on the back of rising equity markets. The replacement value of derivative instruments decreased slightly by CHF 9 billion to CHF 307 billion, due to movements in interest rates and currencies, partially offset by the integration of derivatives positions acquired through the ABN AMRO futures and options business.

Capital Management

Risk-weighted assets stood at CHF 331.7 billion on 30 September 2006, up CHF 15.8 billion from 30 June 2006, driven in particular by the appreciation of the US dollar against the Swiss franc. Lending-related risk-weighted assets in Global Wealth Management & Business Banking grew as a result of the increase in collateralized lending and Swiss residential mortgages. The acquisition of ABN AMRO’s futures and options business, drawdowns of credit facilities by Investment Bank clients and, to a lesser extent, higher lending to US mortgage originators also contributed to the increase. Risk-weighted assets, driven by market risk, were up, mostly related to the Investment Bank’s US-based business.

BIS Tier 1 capital on 30 September 2006 amounted to CHF 40.6 billion, up from CHF 38.4 billion on 30 June 2006, driven by the quarterly net profit and positive currency impacts, and partly offset by quarterly dividend accruals, additional share buybacks and the announced acquisition of the branch network of McDonald Investments.
The quarterly growth in risk-weighted assets was more than offset by the increase in BIS Tier 1 capital. As a result, the BIS Tier 1 ratio was 12.3% on 30 September 2006, up marginally from 12.2% on 30 June 2006.

Total capital was CHF 50.3 billion, up from CHF 45.3 billion on June 2006, predominantly due to the issuance of new lower Tier 2 capital securities as well as the positive currency impact on existing securities. A USD 1 billion 10-year subordinated bond was issued in July and a 12-year (callable after 7 years) EUR 750 million subordinated bond was raised in September.

2006 / 2007 buyback program

Our policy is to invest in the growth of our businesses by growing organically or with bolt-on acquisitions. Our strong balance sheet and high return on equity allow us to do this with internal resources. After exploiting opportunities to invest in growth, we will continue to return excess capital to our shareholders through dividends and, ultimately, through share buybacks, while maintaining our BIS Tier 1 ratio at a high level.

Under the current 2006 / 2007 buyback program on the second trading line, 11,265,000 shares have been purchased to date at an average price of CHF 69.09, representing a total cost of CHF 778 million. Our share buybacks in third

BIS capital and ratios
	As at			% change from
CHF million, except where indicated	30.9.06	30.6.06	31.12.05	30.6.06	31.12.05

Risk-weighted assets	331,697	315,924	310,409	5	7

BIS Tier 1 capital	40,645	38,402	39,943	6	2

of which hybrid Tier 1 capital [1]	5,714	5,604	4,975	2	15

BIS total capital	50,279	45,330	43,917	11	14

Tier 1 (%)	12.3	12.2	12.9

of which hybrid Tier 1 capital (%) [1]	1.7	1.8	1.6

Total BIS (%)	15.2	14.3	14.1

1 Trust preferred securities.

UBS shares and market capitalization[1]
	As at			% change from
Number of shares, except where indicated	30.9.06	30.6.06	30.9.05	30.6.06	30.9.05

Total ordinary shares issued	2,105,049,946	2,178,960,044	2,176,540,092	(3)	(3)

Second trading line treasury shares

2005 program	0	(74,200,000)	(54,140,000)

2006 program	(11,265,000)	(4,320,000)

Shares outstanding for market capitalization	2,093,784,946	2,100,440,044	2,122,400,092	0	(1)

Share price (CHF)	74.80	67.00	55.00	12	36

Market capitalization (CHF million)	156,615	140,729	116,732	11	34

Total treasury shares	130,134,858	202,183,442	186,147,864	(36)	(30)

1 All figures reflect the 2-for-1 share split made on 10 July 2006.

Balance Sheet & Capital Management
31 October 2006

quarter, as in first half, were fairly limited because of the use of capital for the acquisitions. A relatively small quantity of UBS shares were also purchased on the first trading line for employee compensation purposes. The second line program, which runs until 7 March 2007, allows us to repurchase up to CHF 5 billion in shares in total. However, under current assumptions, it does not seem likely that we will utilize the 2006 / 2007 buyback program to its full extent. We will seek approval for the cancellation of shares bought back under this program by the Annual General Meeting in April 2007.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record them as treasury shares and deduct them from shareholders’ equity.

Our holding of own shares fell to 130,134,858, or 6.2% of shares issued on 30 September 2006 from 202,183,442, or 9.3%, of shares issued on 30 June 2006. The decline mainly reflects the 74,200,000 shares cancelled under our previous 2005 / 2006 buyback program.
Of the treasury shares held at quarter-end, 11,265,000 were bought for cancellation whereas the other 118,869,858 primarily cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market maker in UBS shares and derivatives in UBS shares. It issues derivatives to retail and institutional investors and may hold shares to hedge these products. The drop in treasury share holdings compared to second quarter mainly reflects the fact that shares delivered against employee option exercises were not offset by the limited first-line share purchases to fund employee participation plans.

Financial Statements

Financial Statements
31 October 2006

Financial Statements

Income statement (unaudited)
		Quarter ended			% change from		Year to date
CHF million, except per share data	Note	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Continuing operations

Interest income	3	22,611	21,339	15,528	6	46	62,996	43,600

Interest expense	3	(20,773)	(20,031)	(13,081)	4	59	(58,000)	(36,282)

Net interest income	3	1,838	1,308	2,447	41	(25)	4,996	7,318

Credit loss (expense) / recovery		14	38	37	(63)	(62)	135	243

Net interest income after credit loss expense		1,852	1,346	2,484	38	(25)	5,131	7,561

Net fee and commission income	4	6,095	6,422	5,462	(5)	12	18,746	15,489

Net trading income	3	2,423	3,793	2,260	(36)	7	9,917	5,745

Other income	5	157	590	277	(73)	(43)	1,290	915

Revenues from industrial holdings		264	258	287	2	(8)	811	876

Total operating income		10,791	12,409	10,770	(13)	0	35,895	30,586

Personnel expenses	6	5,408	6,013	5,277	(10)	2	17,712	15,061

General and administrative expenses	7	2,096	1,817	1,674	15	25	5,886	4,705

Depreciation of property and equipment		324	304	315	7	3	909	962

Amortization of intangible assets		31	33	35	(6)	(11)	100	97

Goods and materials purchased		122	118	130	3	(6)	370	380

Total operating expenses		7,981	8,285	7,431	(4)	7	24,977	21,205

Operating profit from continuing operations before tax		2,810	4,124	3,339	(32)	(16)	10,918	9,381

Tax expense		510	933	676	(45)	(25)	2,284	1,945

Net profit from continuing operations		2,300	3,191	2,663	(28)	(14)	8,634	7,436

Discontinued operations

Profit from discontinued operations before tax		4	59	312	(93)	(99)	701	766

Tax expense		0	0	60		(100)	88	161

Net profit from discontinued operations		4	59	252	(93)	(98)	613	605

Net profit		2,304	3,250	2,915	(29)	(21)	9,247	8,041

Net profit attributable to minority interests		105	103	145	2	(28)	397	499

from continuing operations		105	103	85	2	24	294	318

from discontinued operations		0	0	60		(100)	103	181

Net profit attributable to UBS shareholders		2,199	3,147	2,770	(30)	(21)	8,850	7,542

from continuing operations		2,195	3,088	2,578	(29)	(15)	8,340	7,118

from discontinued operations		4	59	192	(93)	(98)	510	424

Earnings per share

Basic earnings per share (CHF)	8	1.11	1.58	1.38	(30)	(20)	4.47	3.72

from continuing operations		1.11	1.55	1.28	(28)	(13)	4.21	3.51

from discontinued operations		0.00	0.03	0.10	(100)	(100)	0.26	0.21

Diluted earnings per share (CHF)	8	1.07	1.51	1.32	(29)	(19)	4.28	3.57

from continuing operations		1.07	1.48	1.23	(28)	(13)	4.04	3.37

from discontinued operations		0.00	0.03	0.09	(100)	(100)	0.24	0.20

Balance sheet (unaudited)
% change from
CHF million	30.9.06	30.6.06	31.12.05	31.12.05

Assets

Cash and balances with central banks	4,429	4,584	5,359	(17)

Due from banks	44,960	47,668	33,644	34

Cash collateral on securities borrowed	345,994	321,439	300,331	15

Reverse repurchase agreements	424,879	397,055	404,432	5

Trading portfolio assets	600,096	564,226	499,297	20

Trading portfolio assets pledged as collateral	215,085	186,699	154,759	39

Positive replacement values	306,949	315,568	333,782	(8)

Financial assets designated at fair value	5,083	1,074	1,153	341

Loans	297,492	280,602	269,969	10

Financial investments	7,824	7,091	6,551	19

Accrued income and prepaid expenses	8,956	9,236	8,918	0

Investments in associates	1,505	1,600	2,956	(49)

Property and equipment	6,890	6,739	9,423	(27)

Goodwill and other intangible assets	12,879	11,685	13,486	(5)

Other assets	16,305	21,409	16,190	1

Total assets	2,299,326	2,176,675	2,060,250	12

Liabilities

Due to banks	176,229	166,366	124,328	42

Cash collateral on securities lent	92,022	86,620	77,267	19

Repurchase agreements	518,695	482,294	478,508	8

Trading portfolio liabilities	222,363	206,757	188,631	18

Negative replacement values	306,210	313,639	337,663	(9)

Financial liabilities designated at fair value	134,012	124,934	117,401	14

Due to customers	532,036	502,170	451,533	18

Accrued expenses and deferred income	18,365	15,475	18,392	0

Debt issued	187,084	170,570	160,710	16

Other liabilities	57,607	56,324	53,874	7

Total liabilities	2,244,623	2,125,149	2,008,307	12

Equity

Share capital	211	872	871	(76)

Share premium	9,912	9,441	9,992	(1)

Net gains / (losses) not recognized in the income statement, net of tax	595	(598)	(182)

Revaluation reserve from step acquisitions, net of tax	38	38	101	(62)

Retained earnings	46,053	47,851	44,414	4

Equity classified as obligation to purchase own shares	(201)	(198)	(133)	(51)

Treasury shares	(8,205)	(11,941)	(10,739)	24

Equity attributable to UBS shareholders	48,403	45,465	44,324	9

Equity attributable to minority interests	6,300	6,061	7,619	(17)

Total equity	54,703	51,526	51,943	5

Total liabilities and equity	2,299,326	2,176,675	2,060,250	12

Financial Statements
31 October 2006

Statement of changes in equity(unaudited)
	For the nine-month period ended
CHF million	30.9.06	30.9.05

Share capital

Balance at the beginning of the period	871	901

Issue of share capital	1	1

Capital repayment by par value reduction	(631)	0

Cancellation of second trading line treasury shares (2004 program)	0	(32)

Cancellation of second trading line treasury shares (2005 program)	(30)	0

Balance at the end of the period	211	870

Share premium

Balance at the beginning of the period	9,992	9,231

Premium on shares issued and warrants exercised	414	232

Net premium / (discount) on treasury share and own equity derivative activity	(135)	(226)

Employee share and share option plans	(359)	594

Balance at the end of the period	9,912	9,831

Net gains / (losses) not recognized in the income statement, net of tax

Foreign currency translation

Balance at the beginning of the period	(432)	(2,520)

Movements during the period	(900)	1,875

Subtotal – balance at the end of the period	(1,332)	(645)

Net unrealized gains / (losses) on available-for-sale investments, net of tax

Balance at the beginning of the period	931	761

Net unrealized gains / (losses) on available-for-sale investments	1,845	379

Impairment charges reclassified to the income statement	19	45

Realized gains reclassified to the income statement	(420)	(240)

Realized losses reclassified to the income statement	1	39

Subtotal – balance at the end of the period	2,376	984

Change in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the period	(681)	(322)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	27	(659)

Net realized (gains) / losses reclassified to the income statement	205	251

Subtotal – balance at the end of the period	(449)	(730)

Balance at the end of the period	595	(391)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the period	101	90

Movements during the period	(63)	0

Balance at the end of the period	38	90

Retained earnings

Balance at the beginning of the period	44,414	37,001

Net profit attributable to UBS shareholders for the period	8,850	7,542

Dividends paid	(3,214)	(3,105)

Cancellation of second trading line treasury shares (2004 program)	0	(3,511)

Cancellation of second trading line treasury shares (2005 program)	(3,997)	0

Balance at the end of the period	46,053	37,927

Equity classified as obligation to purchase own shares

Balance at the beginning of the period	(133)	(96)

Movements during the period	(68)	(9)

Balance at the end of the period	(201)	(105)

Statement of changes in equity (continued) (unaudited)
	For the nine-month period ended
CHF million	30.9.06	30.9.05

Treasury shares

Balance at the beginning of the period	(10,739)	(11,105)

Acquisitions	(5,172)	(5,790)

Disposals	3,679	4,149

Cancellation of second trading line treasury shares (2004 program)	0	3,543

Cancellation of second trading line treasury shares (2005 program)	4,027	0

Balance at the end of the period	(8,205)	(9,203)

Equity attributable to UBS shareholders	48,403	39,019

Equity attributable to minority interests

Balance at the beginning of the period	7,619	5,426

Issuance of preferred securities	1,219	1,539

Other increases	117	25

Decreases and dividend payments	(2,895)	(416)

Foreign currency translation	(157)	483

Minority interest in net profit	397	499

Balance at the end of the period	6,300	7,556

Total equity	54,703	46,575

On 10 July 2006, UBS made a distribution of CHF 0.60 per share to shareholders which reduced the par value of UBS shares from CHF 0.80 to CHF 0.20 per share. At the same time, UBS split its share 2-for-1, resulting in a new par value of CHF 0.10 per share.

Financial Statements
31 October 2006

Statement of cash flows (unaudited)
	For the nine-month period ended
CHF million	30.9.06	30.9.05

Cash flow from / (used in) operating activities

Net profit	9,247	8,041

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	957	1,161

Amortization of other intangible assets	143	244

Credit loss expense / (recovery)	(135)	(243)

Equity in income of associates	(115)	(152)

Deferred tax expense / (benefit)	(374)	37

Net loss / (gain) from investing activities	(1,476)	(661)

Net loss / (gain) from financing activities	1,002	2,314

Net (increase) / decrease in operating assets:

Net due from / to banks	51,256	23,288

Reverse repurchase agreements and cash collateral on securities borrowed	(63,044)	(179,893)

Trading portfolio and net replacement values	(106,891)	(67,319)

Loans / due to customers	45,845	27,854

Accrued income, prepaid expenses and other assets	(2,491)	(1,857)

Net increase / (decrease) in operating liabilities:

Repurchase agreements and cash collateral on securities lent	54,004	122,466

Accrued expenses and other liabilities	8,561	14,912

Income taxes paid	(2,360)	(1,648)

Net cash flow from / (used in) operating activities	(5,871)	(51,456)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	3,514	(658)

Disposal of subsidiaries and associates	949	905

Purchase of property and equipment	(1,258)	(1,272)

Disposal of property and equipment	626	496

Net (investment in) / divestment of financial investments	(2,404)	(586)

Net cash flow from / (used in) investing activities	1,427	(1,115)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	16,991	31,687

Net movements in treasury shares and own equity derivative activity	(1,573)	(1,041)

Capital issuance	1	1

Capital repayment by par value reduction	(631)	0

Dividends paid	(3,214)	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	74,757	63,003

Repayment of long-term debt, including financial liabilities designated at fair value	(48,295)	(25,641)

Increase in minority interests	1,319	1,552

Dividend payments to / purchase from minority interests	(838)	(416)

Net cash flow from / (used in) financing activities	38,517	66,040

Effects of exchange rate differences	(1,392)	5,677

Net increase / (decrease) in cash and cash equivalents	32,681	19,146

Cash and cash equivalents, beginning of the period	91,042	87,091

Cash and cash equivalents, end of the period	123,723	106,237

Cash and cash equivalents comprise:

Cash and balances with central banks	4,429	6,689

Money market paper [1]	80,435	58,590

Due from banks with original maturity of less than three months	38,859	40,958

Total	123,723	106,237

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 15,125 million and CHF 3,289 million were pledged on 30 September 2006 and 30 September 2005, respectively.

Cash paid for interest was CHF 54,798 million and CHF 30,435 million during first nine months of 2006 and 2005, respectively.

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2005 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2005. On 2 June 2006, UBS issued a restated Financial Report 2005 to present Motor-Columbus, a financial holding company with a significant interest in the Atel Group that was sold on 23 March 2006, as a discontinued operation.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in accounting policies

Amendment to the fair value option

In June 2005, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in relation to the fair value option (“Revised Fair Value Option”). UBS adopted the Revised Fair Value Option for financial instruments on a prospective basis on 1 January 2006. Prior to 1 January 2006, UBS designated almost all of its issued hybrid debt instruments as financial liabilities held at fair value through profit and loss. These liabilities are presented in a separate line on the face of the balance sheet. A small amount of financial assets were also designated as financial assets held at fair value through profit and loss, and they are likewise presented in a separate line. A financial instrument may only be designated at inception as held at fair value through profit and loss and cannot subsequently be changed. All fair value changes related to financial instruments held at fair value through profit and loss are recognized in Net trading income.
Under the Revised Fair Value Option, UBS continues to account for these existing financial instruments as financial assets and financial liabilities at fair value through profit or loss as the conditions for designating these instruments as held at fair value through profit and loss continue to be met on the basis that they are either hybrid instruments which would otherwise have to be bifurcated into debt host contracts and embedded derivatives or because they are items that are part of a portfolio which is risk managed on a fair value basis and reported to senior management as such. In second quarter 2006, UBS started applying the fair value option to certain new loans and loan commitments and extended the use of the fair value option to additional new loans and loan commitments in third quarter 2006. These loans and loan commitments are hedged with credit derivatives from inception onwards. In third quarter 2006, UBS additionally applied the fair value option to certain hybrid instruments resulting from structured repurchase and reverse repurchase agreements and to a hedge fund investment which is part of a portfolio managed on a fair value basis.

Financial Statements
31 October 2006

Note 2 Reporting by Business Group

For the nine months ended 30 September 2006

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired.
The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

						Industrial
Financial Businesses						Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

8,007	4,281	3,821	2,277	16,148	230	996	35,760

(1)	(1)	100	0	37	0	0	135

8,006	4,280	3,921	2,277	16,185	230	996	35,895

2,382	2,784	1,826	1,019	8,535	928	238	17,712

645	791	817	266	2,264	911	192	5,886

1,107	205	(489)	(18)	644	(1,457)	8	0

60	55	52	17	112	585	28	909

6	38	0	1	43	8	4	100

						370	370

4,200	3,873	2,206	1,285	11,598	975	840	24,977

3,806	407	1,715	992	4,587	(745)	156	10,918

					4	697	701

3,806	407	1,715	992	4,587	(741)	853	11,619

							2,284

							88

							9,247

8,007	4,281	3,821	2,277	16,148	230	996	35,760

(22)	0	144	0	37	(24)	0	135

7,985	4,281	3,965	2,277	16,185	206	996	35,895

2,382	2,784	1,826	1,019	8,535	928	238	17,712

645	791	817	266	2,264	911	192	5,886

1,107	205	(489)	(18)	644	(1,457)	8	0

60	55	52	17	112	585	28	909

6	38	0	1	43	8	4	100

						370	370

4,200	3,873	2,206	1,285	11,598	975	840	24,977

3,785	408	1,759	992	4,587	(769)	156	10,918

					4	697	701

3,785	408	1,759	992	4,587	(765)	853	11,619

							2,284

							88

							9,247

Financial Statements
31 October 2006

Note 2 Reporting by Business Group

For the nine months ended 30 September 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM (which was sold on 2 December 2005) and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private	Corporate
Switzerland	US	Switzerland			Banks & GAM	Functions

6,600	3,750	3,712	1,789	12,865	0	344	1,283	30,343

(8)	0	159	0	92	0	0	0	243

6,592	3,750	3,871	1,789	12,957	0	344	1,283	30,586

1,904	2,571	1,857	722	6,945	0	790	272	15,061

549	693	719	215	1,544	0	769	216	4,705

1,025	172	(482)	85	462	0	(1,273)	11	0

65	47	50	15	96	0	653	36	962

5	36	0	0	38	0	15	3	97

							380	380

3,548	3,519	2,144	1,037	9,085	0	954	918	21,205

3,044	231	1,727	752	3,872	0	(610)	365	9,381

					404	7	355	766

3,044	231	1,727	752	3,872	404	(603)	720	10,147

								1,945

								161

								8,041

6,600	3,750	3,712	1,789	12,865	0	344	1,283	30,343

(8)	(2)	80	0	29	0	144	0	243

6,592	3,748	3,792	1,789	12,894	0	488	1,283	30,586

1,904	2,571	1,857	722	6,945	0	790	272	15,061

549	693	719	215	1,544	0	769	216	4,705

1,025	172	(482)	85	462	0	(1,273)	11	0

65	47	50	15	96	0	653	36	962

5	36	0	0	38	0	15	3	97

							380	380

3,548	3,519	2,144	1,037	9,085	0	954	918	21,205

3,044	229	1,648	752	3,809	0	(466)	365	9,381

					390	21	355	766

3,044	229	1,648	752	3,809	390	(445)	720	10,147

								1,945

								161

								8,041

Financial Statements
31 October 2006

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Net interest income	1,838	1,308	2,447	41	(25)	4,996	7,318

Net trading income	2,423	3,793	2,260	(36)	7	9,917	5,745

Total net interest and trading income	4,261	5,101	4,707	(16)	(9)	14,913	13,063

Breakdown by business activity
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Equities	897	927	1,191	(3)	(25)	3,290	2,844

Fixed income	1,297	1,919	1,526	(32)	(15)	5,045	4,501

Foreign exchange	369	424	372	(13)	(1)	1,284	1,049

Other	112	107	71	5	58	318	215

Net income from trading activities	2,675	3,377	3,160	(21)	(15)	9,937	8,609

Net income from interest margin products	1,453	1,455	1,349	0	8	4,304	3,958

Net income from treasury and other activities	133	269	198	(51)	(33)	672	496

Total net interest and trading income	4,261	5,101	4,707	(16)	(9)	14,913	13,063

Note 3 Net Interest and Trading Income (continued)

Net interest income
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Interest income

Interest earned on loans and advances	3,772	3,488	2,954	8	28	10,487	8,226

Interest earned on securities borrowed and reverse repurchase agreements	10,200	9,770	6,515	4	57	28,950	16,062

Interest and dividend income from trading portfolio	8,604	8,021	6,023	7	43	23,437	19,226

Interest income on financial assets designated at fair value	5	7	18	(29)	(72)	22	19

Interest and dividend income from financial investments	30	53	18	(43)	67	100	67

Total	22,611	21,339	15,528	6	46	62,996	43,600

Interest expense

Interest on amounts due to banks and customers	5,095	4,310	3,039	18	68	13,039	7,577

Interest on securities lent and repurchase agreements	8,667	8,466	5,598	2	55	24,971	14,096

Interest and dividend expense from trading portfolio	3,833	4,360	2,640	(12)	45	11,205	9,733

Interest on financial liabilities designated at fair value	1,202	1,073	502	12	139	3,320	1,455

Interest on debt issued	1,976	1,822	1,302	8	52	5,465	3,421

Total	20,773	20,031	13,081	4	59	58,000	36,282

Net interest income	1,838	1,308	2,447	41	(25)	4,996	7,318

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Equities	1,294	1,658	1,030	(22)	26	4,819	2,690

Fixed income [2]	440	1,360	524	(68)	(16)	2,646	1,071

Foreign exchange and other	689	775	706	(11)	(2)	2,452	1,984

Net trading income	2,423	3,793	2,260	(36)	7	9,917	5,745

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (1,183) million for the quarter ended 30 September 2006, CHF 2,902 million for the quarter ended 30 June 2006, and CHF (1,747) million for the quarter ended 30 September 2005 related to Financial liabilities designated at fair value. For the quarter ended 30 September 2006, CHF (293) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF (890) million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to Financial liabilities designated at fair value.

Financial Statements
31 October 2006

Note 4 Net Fee and Commission Income
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Equity underwriting fees	292	550	300	(47)	(3)	1,177	934

Debt underwriting fees	430	386	338	11	27	1,174	1,130

Total underwriting fees	722	936	638	(23)	13	2,351	2,064

Corporate finance fees	519	429	377	21	38	1,297	951

Brokerage fees	1,759	2,096	1,752	(16)	0	5,958	4,896

Investment fund fees	1,401	1,475	1,233	(5)	14	4,324	3,437

Fiduciary fees	62	60	53	3	17	180	154

Custodian fees	301	324	297	(7)	1	932	858

Portfolio and other management and advisory fees	1,629	1,539	1,379	6	18	4,754	3,836

Insurance-related and other fees	98	138	108	(29)	(9)	343	288

Total securities trading and investment activity fees	6,491	6,997	5,837	(7)	11	20,139	16,484

Credit-related fees and commissions	65	66	70	(2)	(7)	196	219

Commission income from other services	253	268	268	(6)	(6)	796	761

Total fee and commission income	6,809	7,331	6,175	(7)	10	21,131	17,464

Brokerage fees paid	395	521	422	(24)	(6)	1,363	1,168

Other	319	388	291	(18)	10	1,022	807

Total fee and commission expense	714	909	713	(21)	0	2,385	1,975

Net fee and commission income	6,095	6,422	5,462	(5)	12	18,746	15,489

Note 5 Other Income
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries	(15)	1	4			(11)	12

Net gains from disposals of investments in associates	21	0	26		(19)	21	26

Total	6	1	30	500	(80)	10	38

Financial investments available-for-sale

Net gains from disposals	51	392	27	(87)	89	863	177

Impairment charges	(3)	(4)	0	25		(8)	(24)

Total	48	388	27	(88)	78	855	153

Net income from investments in property [1]	12	10	10	20	20	32	32

Equity in income of associates	3	32	53	(91)	(94)	81	87

Net gains / (losses) from investment properties [2]	(2)	5	7			7	15

Other	25	60	70	(58)	(64)	120	183

Total other income from Financial Businesses	92	496	197	(81)	(53)	1,105	508

Other income from Industrial Holdings	65	94	80	(31)	(19)	185	407

Total other income	157	590	277	(73)	(43)	1,290	915

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized gains / (losses) from investment properties at fair value.

Note 6 Personnel Expenses
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Salaries and bonuses	4,285	4,895	4,194	(12)	2	14,250	11,987

Contractors	213	200	215	7	(1)	611	625

Insurance and social security contributions	319	327	308	(2)	4	1,039	893

Contribution to retirement plans	183	179	175	2	5	618	535

Other personnel expenses	408	412	385	(1)	6	1,194	1,021

Total personnel expenses	5,408	6,013	5,277	(10)	2	17,712	15,061

Note 7 General and Administrative Expenses
	Quarter ended			% change from		Year to date
CHF million	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Occupancy	381	341	333	12	14	1,068	936

Rent and maintenance of machines and equipment	161	168	155	(4)	4	489	450

Telecommunications and postage	229	220	214	4	7	671	622

Administration	216	171	176	26	23	642	559

Marketing and public relations	172	153	129	12	33	473	403

Travel and entertainment	227	225	173	1	31	648	499

Professional fees	234	225	143	4	64	651	426

Outsourcing of IT and other services	276	257	219	7	26	776	618

Other	200	57	132	251	52	468	192

Total general and administrative expenses	2,096	1,817	1,674	15	25	5,886	4,705

Financial Statements
31 October 2006

Note 8 Earnings per Share (EPS) and Shares Outstanding
	Quarter ended			% change from		Year to date
	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	2,199	3,147	2,770	(30)	(21)	8,850	7,542

from continuing operations	2,195	3,088	2,578	(29)	(15)	8,340	7,118

from discontinued operations	4	59	192	(93)	(98)	510	424

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	2,199	3,147	2,770	(30)	(21)	8,850	7,542

Less: (Profit) / loss on equity derivative contracts	(1)	(15)	(6)	93	83	(9)	(16)

Net profit attributable to UBS shareholders for diluted EPS	2,198	3,132	2,764	(30)	(20)	8,841	7,526

from continuing operations	2,194	3,073	2,578	(29)	(15)	8,331	7,119

from discontinued operations	4	59	186	(93)	(98)	510	407

	Quarter ended			% change from		Year to date
Weighted average shares outstanding	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Weighted average shares outstanding [1]	1,976,435,598	1,990,096,468	2,013,598,302	(1)	(2)	1,980,178,367	2,026,167,614

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	75,758,565	83,187,777	78,300,094	(9)	(3)	83,332,921	83,746,442

Weighted average shares outstanding for diluted EPS	2,052,194,163	2,073,284,245	2,091,898,396	(1)	(2)	2,063,511,288	2,109,914,056

	Quarter ended			% change from		Year to date
Earnings per share (CHF)	30.9.06	30.6.06	30.9.05	2Q06	3Q05	30.9.06	30.9.05

Basic	1.11	1.58	1.38	(30)	(20)	4.47	3.72

from continuing operations	1.11	1.55	1.28	(28)	(13)	4.21	3.51

from discontinued operations	0.00	0.03	0.10	(100)	(100)	0.26	0.21

Diluted	1.07	1.51	1.32	(29)	(19)	4.28	3.57

from continuing operations	1.07	1.48	1.23	(28)	(13)	4.04	3.37

from discontinued operations	0.00	0.03	0.09	(100)	(100)	0.24	0.20

	As at			% change from
Shares outstanding	30.9.06	30.6.06	30.9.05	30.6.06	30.9.05

Total ordinary shares issued	2,105,049,946	2,178,960,044	2,176,540,092	(3)	(3)

Second trading line treasury shares

2005 program	0	74,200,000	54,140,000

2006 program	11,265,000	4,320,000

Other treasury shares	118,869,858	123,663,442	132,007,864	(4)	(10)

Total treasury shares	130,134,858	202,183,442	186,147,864	(36)	(30)

Shares outstanding	1,974,915,088	1,976,776,602	1,990,392,228	0	(1)

1 Includes an average of 170,304 and 199,811 exchangeable shares for the quarters ended 30 September 2006 and 30 June 2006, respectively, and a year to date average of 142,669 shares for 30 September 2006 that can be exchanged into the same number of UBS shares.

All shares and earnings per share figures reflect the 2-for-1 share split made on 10 July 2006.

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year to date
	30.9.06	30.6.06	30.9.05	30.9.06	30.6.06	30.9.05	30.9.06	30.9.05

1 USD	1.25	1.22	1.29	1.24	1.23	1.28	1.26	1.23

1 EUR	1.59	1.56	1.56	1.58	1.56	1.56	1.57	1.55

1 GBP	2.34	2.26	2.28	2.33	2.27	2.27	2.29	2.27

100 JPY	1.06	1.07	1.14	1.06	1.08	1.14	1.09	1.14

Note 10 Changes in organization

Piper Jaffray Companies’ Private Client Services
Branch Network

On 11 August 2006, UBS completed the acquisition of Piper Jaffray Companies’ Private Client Services branch network. The cost of the business combination consisted of USD 500 million (CHF 616 million) for the business operations and of USD 227 million (CHF 280 million) for the loans to customers portfolio, resulting in a total cash consideration paid of USD 727 million (CHF 896 million). The purchase price was allocated to net assets of USD 238 million and intangible assets of USD 120 million (CHF 148 million) representing client relationships. The difference of USD 369 million (CHF 454 million) to the purchase price was recognized as goodwill. The purchase price allocation and cost of the business combination is in the process of being finalized. Approximately 90 Piper Jaffray wealth management offices, mainly located in the Midwest and Western United States, serving 190,000 households, will be renamed and integrated into Wealth Management US. UBS has retained approximately 700 of Piper Jaffray’s financial advisors, which corresponds to approximately 80% of the advisors pre-acquisition. The acquisition is expected to benefit Wealth Management US’s existing business by expanding the presence in the regions where the acquired branches are located.

ABN AMRO’s Global Futures and Options Business

On 30 September 2006, UBS acquired the global futures and options business of ABN AMRO for a cash consideration of USD 709 million (CHF 886 million). The ABN AMRO futures and options business provides clearing and execution services on a global basis. The acquisition will be integrated into the Prime Services business within the Equities business of UBS Investment Bank. The purchase price was allocated to net assets of USD 367 million (CHF 459 million) and intangible assets of USD 73 million (CHF 91 million). The difference of USD 269 million (CHF 336 million) to the purchase price was recognized as goodwill.

Acquisitions announced in third quarter 2006

McDonald Investments’ Branch Network

On 6 September 2006, UBS announced the acquisition of the branch network of McDonald Investments, a unit of KeyCorp, for a purchase price of up to USD 280 million (up to CHF 350 million). Based in Cleveland, Ohio, McDonald Investments has approximately 340 financial advisors, 165,000 accounts and total client assets of approximately USD 30 billion (approximately CHF 37.5 billion). The acquisition comprises 51 branch offices throughout the Northeast, Midwest, Rocky Mountain and Northwest states, including the offices of Gradison and Gradison Asset Management. The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management solutions. The business will be integrated into Wealth Management US. The transaction is expected to close in first quarter 2007, subject to regulatory approval.

Note 11 Litigation

(a) In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (the “U.S. Attorney’s Office”) is examining UBS’s conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996–1999. Some of these transactions were a subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the U.S. Attorney’s Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating with the government’s investigation.

(b) UBS Financial Services, Inc. has been informed by the New York Attorney General that, absent settlement, his office is contemplating the initiation of a civil proceeding against the Firm under the Martin Act regarding the InsightOne fee-based brokerage program.

UBS Registered Shares
31 October 2006

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0604

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE
      This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter Wuffli
	Name:	Peter Wuffli
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: October 31, 2006